Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-87581
Prospectus                       January 10, 2003
                                   $1,900,000*
                                   TELMARK LLC
                                   DEBENTURES
==================================================
     Consider    carefully   the   Risk   Factors
beginning on page 6 of this prospectus.
     As described herein,  Agway, our parent, has
filed for reorganization  under Chapter 11 of the
Bankruptcy  Code.  In  addition,  we have entered
into   a    definitive    agreement    to    sell
substantially  all of our  assets.  If such  sale
is  consummated,  we will not continue to run our
business  as we have in the past and we expect to
redeem  all  outstanding   debentures.   However,
there  can  be no  assurance  that  the  sale  of
assets   will  be   consummated   and   that  all
outstanding  debentures  will be redeemed.  There
currently is no market for the Debentures.
     We cannot assure you that the  Debentures we
are  offering  will be sold or that there will be
a secondary  market for them.  You should  assume
that,   if  the  sale  of  our   assets   is  not
consummated,   you   will   have  to   hold   the
Debentures you purchase until maturity.
==================================================

We will issue -
---------------------------------------- -------------------------
                                              Interest
                                            Reinvestment
                                               Option
---------------------------------------- -------------------------
---------------------------------------- -------------------------

Interest Rate                               6.25%-9.00%

Minimum Denominations                           N/A

Additional Denominations                        N/A

Maturity Date                            March 31, 2003 to
                                          March 31, 2010

Price to the Public                            100%

Underwriting Commission or                     None
Discount
     The amount of Debentures sold at a particular interest rate and maturity date and the proceeds realized can vary. However, the aggregate price to the public will not exceed $1,900,000, which represents the unsold portion of a $20,000,000 offering of Debentures previously registered with the SEC (Registration Statement No. 333-87581).
     WHILE THE DEBENTURES WILL PAY AT LEAST THE APPLICABLE STATED FIXED RATE OF INTEREST, THE DEBENTURES MAY PAY A HIGHER INTEREST RATE BASED UPON A VARIABLE TREASURY BILL RATE. However, given the current spread between the Treasury Bill Rate and the interest rates of the outstanding Debentures, it is unlikely that the Treasury Bill Rate will be applicable in the near future. In addition, it is not possible at this time to determine whether the Treasury Bill Rate will be applicable at any time prior to maturity of the Debentures you hold. ON MARCH 6, 2002, TELMARK CEASED OFFERING DEBENTURES TO THE PUBLIC OTHER THAN THROUGH THE INTEREST REINVESTMENT FEATURE. ACCORDINGLY, AT THIS TIME IT IS CONTEMPLATED THAT THE ONLY DEBENTURES TO BE SOLD UNDER THIS PROSPECTUS WILL BE PURSUANT TO EXISTING OR FUTURE INTEREST REINVESTMENT ELECTIONS MADE BY DEBENTURE HOLDERS. ALSO, SEE THE DISCUSSION REGARDING THE CONTEMPLATED SALE OF THE COMPANY AND ITS EXPECTED IMPACT ON THE DEBENTURES INCLUDED IN THE RISK FACTORS BEGINNING ON PAGE 6.
     We will not employ any sales people to solicit the sale of these Debentures, and we will not pay, or allow, any commission or discount to be paid or allowed to anyone in connection with the sale of these Debentures.
     The Debentures are unsecured obligations and subordinated to all of our Senior Debt. As of September 30, 2002, $534,950,000 in Senior Debt was outstanding. Senior Debt includes all of our interest-bearing debt presently outstanding except with respect to our other outstanding Debentures. There is no limit on the amount or terms of Senior Debt we may incur under the terms of the Debentures or the related Indenture.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION (SEC) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                                                               PAGE

Prospectus Summary.............................................................................................   3

Risk Factors...................................................................................................   6

Special Note Regarding Forward-Looking Information.............................................................  11

Use of Proceeds................................................................................................  12

Plan of Distribution...........................................................................................  12

Description of Debentures......................................................................................  13

Description of Interest Reinvestment Option....................................................................  19

Legal Matters..................................................................................................  20

Experts........................................................................................................  20

Where You Can Find More Information............................................................................  20

                               PROSPECTUS SUMMARY

     The following summary contains basic information about this offering. It likely does not contain all the information important to an investor. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred. In this Prospectus or any prospectus supplement, unless otherwise indicated, the "Company," "Telmark," "we," "us," or "our" refer to Telmark LLC and its subsidiaries.

                                   THE COMPANY

     We finance agricultural related equipment, vehicles, and buildings through leases with our customers. As of September 30, 2002, we held approximately $752 million in leases, and we believe we are one of the largest agricultural lessors in the Northeast based on the number of leases we hold. The type of equipment we lease includes milking machines, tractors, combines, feed processing equipment and forestry equipment; the vehicles we lease include trucks, trailers and fork lifts; and the buildings we lease include barn structures, silos and greenhouses.

     We have over 17,000 customers, most of whom are in the dairy, forestry, crops and transportation industries. We operate throughout the continental United States and Canada. Our customers are farmers and other rural businesses as well as manufacturers and independent dealers who serve the agricultural marketplace.

     We use a dedicated sales force, direct mail, advertisements in trade magazines and referrals from equipment retailers and building contractors to solicit customers. Our main competitors are agricultural lenders and other leasing companies. We believe that we compete effectively because of:
     o our special expertise in agricultural equipment financing;
     o our close relationship with the farming community;
     o our focus on service;
     o our financial strength; and
     o our credit management.

     We are a direct wholly owned subsidiary of Agway. Prior to July 1, 2001, we were a direct wholly owned subsidiary of Agway Holdings, Inc. ("AHI"), an indirect subsidiary of Agway. Effective July 1, 2001, Agway simplified its corporate structure by ultimately merging AHI into Agway and assuming all assets and liabilities of AHI. Agway and its other subsidiaries do not guarantee the payment of interest on or the principal of the Debentures. As discussed below, Agway's membership interest in Telmark has been pledged to secure certain obligations of Agway.

                               RECENT DEVELOPMENTS

     Agway, Telmark and Telmark's subsidiaries have entered into a definitive agreement to sell substantially all the assets of Telmark and its subsidiaries. In addition, Agway and certain of its subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002, in the United States Bankruptcy Court for the Northern District of New York ("Agway's Chapter 11 Proceedings"). Telmark was not included in that filing. However, the court has exclusive jurisdiction under the Bankruptcy Code over the disposition of Agway's assets, including its equity interest in Telmark. In accordance with the definitive agreement, the consummation of the sales transaction is subject to a number of conditions, including approval of the U.S. Bankruptcy Court for the Northern District of New York. The likelihood of Court approval of the sale and the satisfaction or waiver of other conditions, and the ultimate impact of Agway's Chapter 11 Proceedings on Telmark's business, financial condition, and results of operation cannot be determined at this time. For more information concerning the sale of the Company's assets, Agway's Chapter 11 Proceedings and recent developments in Telmark's financing arrangements see "RISK FACTORS" beginning on page 6.

                          RECENT DEVELOPMENTS (CONT'D.)

     In anticipation of a possible sale of the Company by Agway, Telmark determined that, effective as of March 6, 2002, it would no longer offer or issue Debentures to the public, other than pursuant to the interest reinvestment option of the Debentures (the "Interest Reinvestment Option"). Under that option, Debenture holders may elect to receive interest on their Debentures either in cash or in the form of additional principal on the Debentures. However, once a Debenture reaches maturity, the holder will not be permitted to invest the proceeds in additional Debentures. Accordingly, at this time it is contemplated that the only Debentures to be sold under this Prospectus will be pursuant to existing or future interest reinvestment elections made by Debenture holders. In addition, as discussed below, it is anticipated that all outstanding Debentures will be redeemed if the contemplated sale of assets is consummated. However, there is no guarantee that the sale will be consummated and you should assume that the Debentures must be held until maturity.

     If you have elected, or are considering making or discontinuing an election related to, the Interest Reinvestment Option, you should consider the foregoing matters. For a complete description of the Interest Reinvestment Option, please refer to page 19 of this Prospectus.

     We have over 200 employees, including approximately 90 sales people. Our office is located at 333 Butternut Drive, DeWitt, New York 13214 and our telephone number is (315) 449-7935.

                                  THE OFFERING

     We will issue Debentures pursuant to elections made under the Interest Reinvestment Option with respect to previously issued Debentures on the terms described below and on the cover page of this Prospectus. The terms of the Debentures are governed by an agreement, known as the "Indenture," between us and a bank trustee. The applicable fixed rate of interest and maturity date will be determined based on the interest rate on the Debentures currently held by you and with respect to which you are reinvesting interest pursuant to an Interest Reinvestment Option. The interest rate and maturity date can be determined by looking at your Debenture certificates.

     The aggregate price of this offering to the public will not exceed $1,900,000 principal amount of Debentures, which represents the unsold portion of a $20,000,000 offering of Debentures previously registered with the SEC (Registration Statement No. 333-87581). The amount of Debentures sold at a particular interest rate and maturity date and the proceeds earned can vary. As of September 30, 2002, we had outstanding $45,137,000 of Debentures under the Indenture.

     INTEREST RATE . . . . Interest on the  Debentures  is  payable at an annual rate equal to the greater of:

                           (1) the applicable  fixed rate of interest  stated on
                               your Debenture certificates; or

                           (2) the variable  "Treasury  Bill Rate"  described on
                               page 14.

                           Given the current spread between the Treasury Bill Rate and the current interest rates of outstanding Debentures, it is unlikely that the Treasury Bill Rate will be applicable in the near future. In
                           addition,   it  is  not  possible  at  this  time  to
                           determine whether the Treasury Bill Rate will be applicable at any time prior to maturity.

     MATURITY DATE  . .  . The Debentures will mature   on  the applicable  date
                           stated on your Debenture certificate.

                             THE OFFERING (CONT'D.)

     ISSUE DATE . . . . . .The "Issue Date" will  be set forth on your Debenture certificate and will be no later than the day on which we pay interest on the Debentures you hold.

     INTEREST PAYMENT DATE We will pay interest quarterly in arrears  on January
                           1, April 1, July 1 and October 1 of each year and on the "Maturity Date."

     OPTIONAL REDEMPTION ..We  may  redeem the  Debentures  in whole or in part, at our option, at any time at the principal amount, together with accrued but unpaid interest.

     INTEREST REINVESTMENT
     OPTION .  .  .  .  . .Additional amounts may be added to the  principal  of the Debenture pursuant to an election by the holder to have quarterly interest payments added to the principal of the Debenture.

                           Debenture holders who elect the Interest Investment Option will receive a quarterly statement from us indicating the amounts added to the principal of the Debentures.

     RANKING. .  .  . . . .The Debentures are subordinated to all  Senior  Debt.
                           Therefore, if our assets are distributed as a result of total liquidation or reorganization, the holders of all Senior Debt will be entitled to receive payment in full before the holders of the Debentures are entitled to receive any payment.

     APPLICATION PROCESS . You  may  purchase   Debentures   under the  Interest
                           Reinvestment Option only. If you currently own Debentures, you can receive additional copies of this Prospectus by contacting us at:

                           Telmark LLC           PHONE:  1-800-253-6729
                           Securities Department FAX:    1-315-449-7451
                           P.O. Box 5060         E-MAIL: investmentinfo@
                           Syracuse, NY 13220-5060       telmark.com

                           You may purchase Debentures under the Interest Reinvestment Option only if you live in the states listed under the "Plan of Distribution" section beginning on page 12 of this Prospectus.

                           We reserve the right to reject any application submitted to us.

                                  RISK FACTORS

     You should carefully consider the following risk factors, as well as the other information presented in this Prospectus and the documents incorporated by reference into this Prospectus in deciding whether to elect to have your interest payments reinvested in the Debentures. Additionally, references in the RISK FACTORS to future aspects of the business operations of Telmark are qualified in view of the sale of substantially all the assets of Telmark.

     OUR PARENT COMPANY, AGWAY, IS CURRENTLY IN A CHAPTER 11 REORGANIZATION PROCEEDING.

     Agway owns all of the members' equity of Telmark LLC. This ownership permits Agway to control all of our actions (including the withdrawal of member's equity by Agway), subject to certain covenants contained in our financing arrangements. This control could result in us taking actions that would adversely affect our ability to make payments of principal of or interest on the Debentures or continue to grow our business.

     Agway, and certain of its subsidiaries, voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002, in the United States Bankruptcy Court for the Northern District of New York ("Agway's Chapter 11 Proceedings"). Although this filing did not include Telmark, the Bankruptcy Court has exclusive jurisdiction under the Bankruptcy Code over the disposition of Agway's assets, including its membership interest in Telmark. As discussed below, we have entered into a definitive agreement to sell substantially all of our assets to Wells Fargo Financial Leasing, Inc. ("Wells Fargo"). The terms of that agreement are subject to a number of conditions, including U.S. Bankruptcy Court approval.

     While we do not otherwise anticipate that Agway's Chapter 11 Proceedings will have a material impact on Telmark's operations, there is a possibility that such an impact could occur. As discussed below, given Agway's financial condition and the fact that Agway has been seeking a sale of the Company, certain lenders have terminated or non-renewed various lines of credit we had with those lenders, and we were required to replace such financing with borrowings from a line of credit with a single lender. That line of credit is scheduled to expire on March 31, 2003 and, if the contemplated sale of assets is not consummated, will need to be renewed or replaced. In addition, as of September 30, 2002, Telmark had entered into leases with Agway and certain of its subsidiaries representing a net investment of approximately $16,200,000, which represents Telmark's greatest exposure to a single customer. The inability of Agway or its subsidiaries to pay those leases on time could have a material adverse effect on Telmark's operating results and liquidity. Notwithstanding Agway's Chapter 11 Proceedings discussed above, it is expected that these leases will continue to be paid in accordance with their terms.

     WE HAVE ENTERED INTO A DEFINITIVE AGREEMENT TO SELL SUBSTANTIALLY ALL OF OUR ASSETS.

     On December 23, 2002, Telmark, Agway and Wells Fargo announced the signing of a definitive agreement pursuant to which Wells Fargo would purchase approximately $650,000,000 in lease receivables which is substantially all of the assets of Telmark. If the sale of receivables to Wells Fargo is completed, the management of the purchased lease portfolio, and thus the operations of Telmark's business, will be conducted by Wells Fargo. Telmark will only hold any residual assets and liabilities that were not part of the sales transaction. The agreement contemplates that substantially all of the liabilities of Telmark (mainly, its outstanding debt) will be retained by Telmark. It is anticipated that a substantial portion of the proceeds will be used to repay Telmark creditors, including Debenture holders. The Debentures are expressly subject to redemption at the option of Telmark at any time, upon 30 days written notice. See "There is no Public Market for the Debentures", below. Such repayment may involve certain costs in addition to the repayment of principal and interest such as termination fees or "make whole" payments. The purchase is expected to close by March 1, 2003 and is subject to the satisfaction of a number of conditions and the obtaining of appropriate consents and approvals, including the approval of the U. S. Bankruptcy Court for the Northern District of New York that is overseeing Agway's Chapter 11 Proceedings. If the sale is not completed,

     WE HAVE ENTERED INTO A DEFINITIVE AGREEMENT TO SELL SUBSTANTIALLY ALL OF OUR ASSETS. (CONT'D.)

the business of the Company could be materially adversely affected, particularly our ability to obtain adequate financing. See "We Will Continue to Need Financing to Support Our Business."

     In connection with Agway's Chapter 11 Proceedings, Agway has agreed to the terms of a $125,000,000 Debtor-in-Possession financing agreement ("DIP Facility") with its existing lender group, which has been approved by the Bankruptcy Court. Agway's membership interest in Telmark has been pledged to General Electric Capital Corporation, as lender and agent on behalf of the lender group, as additional collateral with respect to certain obligations of Agway under the DIP Facility. While the terms of the pledge generally do not restrict Telmark's operations, Telmark has acknowledged and agreed to the pledge, has agreed to cooperate with Agway's lenders in respect to their rights under the pledge, and has agreed to refrain from creating any lien or encumbrance with respect to the equity of Telmark subsidiaries. Agway has indicated to Telmark that it believes the covenants, as revised, are appropriate for Agway's circumstances and, while there can be no assurances, the possibility of foreclosure is considered remote. However, foreclosure on the pledge following an event of default would result in a change of control of Telmark, giving Telmark's senior lenders rights to demand repayment of existing outstanding debt and requiring Telmark to find additional funding sources. Depending upon the financial markets and Telmark's financial circumstances at that time, if the senior lenders chose to execute those rights, it could have a material adverse effect on Telmark's results of operations, liquidity and financial position.

     WE WILL CONTINUE TO NEED FINANCING TO SUPPORT OUR BUSINESS.

     Telmark is separately financed and does not guarantee any debt of Agway. Our principal sources of external financing as of September 30, 2002 were:

                                                                 PERCENTAGE OF
                                                                OUTSTANDING DEBT
                                                                ----------------
     o Banks                                                           49%
     o Debt Placements with private institutional investors            35%
     o Lease backed asset securitization                                8%
     o Debentures sold to the public                                    8%

     Our ability to obtain adequate financing to maintain the size of our current lease portfolio and to permit growth in our lease portfolio is key to our continuing profitability and stability. Due to the ongoing process relating to the potential sale of the Company and to Agway's Chapter 11 Proceedings, there can be no assurance, that we will be able to obtain future financing in amounts, or on terms, that are favorable. As discussed below, we are not offering Debentures to the public other than pursuant to the Interest
Reinvestment Option. In addition, we note that we have lost a number of short-term credit lines since June 30, 2002 and currently rely principally on a single facility for our revolving credit lines. That facility is scheduled to expire on March 31, 2003. If the sale of assets of the Company, as described above is not completed, we will need to renew that line of credit or obtain alternative financing. Our inability to renew that line of credit and/or obtain additional adequate financing would have a serious and material adverse effect on our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources," in our Annual Report to Investors provided with this Prospectus and Note 2 in our Form 10-Q dated September 30, 2002, incorporated by reference into this Prospectus. In addition, many of our financing agreements have default provisions that could be triggered by a failure to make payment under that financing arrangement or under any of our other financing arrangements. Such a default, if not cured, could result in an acceleration of amounts due under such financing arrangements which would require us to obtain additional sources of financing. There can be no guarantee that we would be able to obtain such replacement financing on favorable terms, if at all.

     WE HAVE CEASED ACTIVELY RAISING CAPITAL THROUGH THE ISSUANCE OF DEBENTURES.

     In anticipation of a possible sale, Telmark determined that, effective as of March 6, 2002, it would no longer offer or issue Debentures to the public, other than pursuant to the Interest Reinvestment Option of the Debentures. Under that option, Debenture holders may elect to receive interest on their Debentures either in cash or in the form of additional principal on the Debentures. However, once a Debenture reaches maturity, the holder will not be permitted to invest the proceeds in additional Debentures.

     If you have elected, or are considering making or discontinuing an election related to the Interest Reinvestment Option, you should consider the foregoing matters. For a complete description of the Interest Reinvestment Option, please refer to page 19 of this Prospectus.

     OUR BUSINESS OF LEASING EQUIPMENT INVOLVES A HIGH DEGREE OF RISK.

     Our principal assets are our portfolio of outstanding leases and the residual value of equipment or other property under lease as described below. As a leasing company, there is a risk that our customers will fail to make the payments required under a lease and that the equipment or property leased might be sold after the lease expires for less than the residual value anticipated at the initiation of the lease. Our leasing business may be affected by general economic conditions, including the level of inflation, fluctuations in general business conditions, and the availability of financing to us and our customers. Our business is dependent upon continued demand for leases as a financing option and would be adversely affected by our customers using other financing methods to acquire the use of equipment, such as by purchasing the equipment.

     WE MAY  EXPERIENCE  DIFFICULTY  IN  COLLECTING  THE  AMOUNTS  DUE UNDER OUR
     LEASES.

     We may not receive payments of amounts due under our leases because of bankruptcies, contract disputes, or defaults by our customers. The ultimate collectibility of amounts due under our leases is directly dependent upon the credit practices employed by us and the creditworthiness of our customers. As discussed above, as of September 30, 2002, the Company had entered into leases with Agway representing a net investment of approximately $16,200,000, which represents the Company's greatest exposure to a single customer. Agway's inability to pay those leases on time could have a material adverse effect on the Company's operating results and liquidity. See "Business of Telmark - Credit Policies" in our Annual Report to Investors provided with this Prospectus. There are other factors beyond our control that could significantly impact our lease collection experience and our earnings. These factors include:

     o changes in general or industry-specific economic conditions;
     o government farm policy;
     o adverse weather conditions; and
     o international commodities prices.

     OUR LEASE PORTFOLIO IS SUBJECT TO RISKS ASSOCIATED WITH INDUSTRY AND GEOGRAPHIC CONCENTRATION OF OUR LEASES.

     We are subject to additional risks because our customers are concentrated in particular segments of agriculture and/or specific geographic areas. Our business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 68% of our leases directly related to production agriculture. However, the portfolio of agricultural leases is diversified into many different kinds of agriculture. As of June 30, 2002, the largest concentration was in crops enterprises which represented 19% of the portfolio, livestock enterprises which represented 17% of the portfolio, dairy enterprises which represented 15% of the portfolio, transportation enterprises which represent 11% of the portfolio, and wood products enterprises which represents 9% of the portfolio. At June 30, 2002, approximately 42% of our net lease investment was in the states of Michigan, New York, Ohio and Pennsylvania. Adverse developments in any of these areas of industry or geographic concentration could have a corresponding adverse effect on the collectibility of our lease receivables. See "Our Business is Indirectly Affected by the Agricultural Economy."

     THE AMOUNT WE RECEIVE FROM THE SALE OF LEASED EQUIPMENT OR OTHER LEASED PROPERTY THAT WE EXPECT TO DERIVE FROM LEASES MAY BE LOWER THAN WE EXPECTED AT THE BEGINNING OF THE LEASE TERM.

     Residual values are the estimated resale value of leased equipment or other leased property that we expect to derive as leases expire. We estimate the residual values of leased assets at the time we write the leases. Realization of residual values depends on several factors not within our control. Such factors include:

     o the condition of the  equipment;
     o the cost of  comparable  new equipment;
     o technological or economic obsolescence of the equipment; and
     o where a lessee has decided not to purchase the leased property, the cost of preparing the leased property for sale to a third party.

     We have generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations. Although there can be no assurance this experience will continue in the future, our management monitors residual collections and anticipates this trend to continue. Failure to realize residual values could have a material adverse effect on our earnings. See "Business of Telmark - Residual Value," in our Annual Report to Investors provided with this Prospectus.

     CHANGES IN INTEREST RATES MAY AFFECT OUR PROFITABILITY.

     We try to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and cost of the funds we borrow to finance our leasing activities with the maturity and repricing characteristics of our lease portfolio. However, a rise in interest rates would increase the cost of funds we borrow to finance our leasing business and could lower the value of our outstanding leases in the secondary market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures About Market Risk," in our Annual Report to Investors provided with this Prospectus. In addition, a rise in interest rates, to the extent that it would increase the cost of financing our leases, would increase the cost of leases to potential customers and could decrease the demand for our leases.

     WE ARE OFFERING DEBENTURES THAT ARE NOT SECURED OBLIGATIONS AND ARE SUBORDINATE TO OUR OTHER DEBT.

     The Debentures are unsecured obligations of ours and are subordinated to all Senior Debt. There are no specific assets that you can look to for repayment of the Debentures. If our assets are distributed as a result of bankruptcy, liquidation or reorganization, the holders of all Senior Debt will receive payment in full before the holders of Debentures receive any payment. We may not have enough assets after paying off our Senior Debt to pay you the amounts owed to you under the Debentures. There is no limit on the amount of debt, whether senior or otherwise, that we may incur, nor is there a limit on the interest rates we may pay on such debt under the terms of the Indenture. The amount and terms of such other debt could have a material adverse effect on our financial condition and our ability to pay principal of and interest on the Debentures.

     THERE ARE RELATIVELY FEW RESTRICTIONS ON CERTAIN TYPES OF TRANSACTIONS WHICH MAY ADVERSELY AFFECT YOU.

     In addition to the subordination provisions of the Indenture, holders of the Debentures may be adversely affected by the fact that the Indenture contains only limited restrictions on reorganizations, restructuring, mergers or similar transactions involving us. In addition, the Indenture does not limit the amount of debt that we may incur or the interest rate we would pay on such debt. As a result, we may incur significant additional debt that would be senior to the Debentures or adversely affect our ability to pay principal of and interest on the Debentures.

     WE ARE NOT OFFERING THE DEBENTURES THROUGH AN UNDERWRITER.

     This offering of Debentures is not being underwritten. Accordingly, no underwriter, such as an investment bank, has undertaken a review of our corporate records, evaluated our financial condition, or evaluated the terms of the Debentures and this offering, including our ability to meet our payment obligations on the Debentures.

     OUR BUSINESS IS INDIRECTLY AFFECTED BY THE AGRICULTURAL ECONOMY.

     Our financial condition is indirectly affected by factors influencing the agricultural economy, since these factors impact the demand for equipment leased by us and the ability of our customers to make payments on leases. These factors include:
     o changes in the level of government expenditures on farm programs and the elimination of the acreage reduction programs which could reduce the income of our customers;
     o adverse weather-related conditions that negatively impact the agricultural productivity and income of our customers; and
     o oversupply of, or reduced demand for, agricultural commodities produced by our customers.

     Our business may also be affected by major national and international events, such as a downturn in the United States or major foreign economies, for example, which can affect such things as the general level of interest rates. These factors, to the extent they adversely affect our customers, could have an adverse effect on our financial condition and our ability to make payments on the Debentures. See "Business of Telmark - Agricultural Economy," in our Annual Report to Investors provided with this Prospectus.

         WE MAY HAVE A LIABILITY UNDER TAX GUARANTEES.

         For a large number of our lease contracts we have agreed to indemnify customers if certain actual or alleged adverse tax consequences arise in connection with a lease. While we do not expect the net effect of this requirement to have a material adverse effect on our financial condition or results of operations, we cannot predict what our liability under these indemnification provisions might be.

     PRINCIPAL AND INTEREST PAYMENTS ON THE DEBENTURES ARE NOT GUARANTEED.

     Although Agway owns all of our members' equity, neither Agway nor any of its subsidiaries guarantees the payment of interest on or the principal of the Debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," in our Annual Report to Investors provided with this Prospectus. You should look solely to the financial condition of Telmark to evaluate our ability to pay principal and interest on the Debenture.

     THERE IS NO PUBLIC MARKET FOR THE DEBENTURES.

     There is no market for the Debentures and we do not intend to create or encourage a trading mechanism for these Debentures. We do not intend to apply for listing of the Debentures on any securities exchange. The secondary market, if any, for, and the market value of, the Debentures will be affected by a number of factors independent of our creditworthiness, including:

     o the level and direction of interest rates;
     o the remaining period to maturity of the Debentures;
     o our right to redeem the Debentures; and
     o the aggregate principal amount of the Debentures and the availability of comparable investments.

     In addition, the value of the Debentures relative to other debt instruments you could purchase from other issuers may be affected by numerous other interrelated factors, including factors that affect the U.S. corporate debt market generally and us specifically.

     THERE IS NO PUBLIC MARKET FOR THE DEBENTURES. (CONT'D.)

     There is no assurance that:

     o a secondary market value of the Debentures will develop;
     o any secondary market that does develop will continue;
     o the price at which an investor can sell the Debentures will enable the investor to realize a desired yield on that investment; or
     o in the event of redemption, an effective interest rate as high as that of the Debentures will be paid.

     The relative value of the Debentures is likely to fluctuate; such fluctuations may be significant and could result in significant losses to you. You should rely solely on our ability to repay principal at maturity of the Debentures as the source for liquidity in your investment. If the Debentures are redeemed by us, there can be no assurance that you will be able to reinvest the proceeds at an interest rate as high as the interest rate on your Debentures.

     WE OPERATE IN A COMPETITIVE MARKET.

     We compete with finance affiliates of equipment manufacturers, agricultural financial institutions, other independent finance and leasing companies, and commercial banks. Many of these organizations have substantial financial and other resources and as a consequence are able to compete on a long-term basis within the market segment which we serve. See "Business of Telmark - Competition," in our Annual Report to Investors provided with this Prospectus.

     SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make statements in this Prospectus or in the documents incorporated by reference that may constitute forward-looking statements within the meaning of a federal law, the Private Securities Litigation Reform Act of 1995. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth under the caption "Risk Factors," including the sale of substantially all the assets of the Company and Agway's (the Company's Parent) Chapter 11 Proceedings.

     RATIO OF EARNINGS TO FIXED CHARGES

     Following is the ratio of earnings to fixed charges for the years ended June 30,

     2002              2001             2000              1999             1998
     ----              ----             ----              ----             ----
     1.7               1.6              1.6               1.6              1.6

     The ratio of earnings to fixed charges is calculated by adding fixed charges (interest and rent expense) to income before income taxes and dividing by the fixed charges. For additional information see Computation of Fixed Charges filed as Exhibit 12 to post effective Amendment No. 3 of Registration Statement No. 333-87581.

                                 USE OF PROCEEDS

     The Debentures offered hereunder will be issued only in connection with existing or future Interest Reinvestment Option elections. We cannot assure you that all or any of the Debentures will be sold. We do not have a minimum amount of Debentures which must be sold as a condition to the sale of any of the Debentures. The net proceeds of the sale of the Debentures offered under this Prospectus will be no greater than $1,900,000, which represents the unsold portion of a $20,000,000 offering previously registered. We intend to use net proceeds from the sale of the Debentures for general company purposes, which may include the financing of capital expenditures and working capital and repayment of debt.

     We estimate that the expenses that were incurred for the $20,000,000 of Debentures previously registered was approximately $109,800, which includes legal fees, state and federal registration fees, printing, trustee fees, accounting fees and other miscellaneous expenses. We expect only minor expenses associated with the filing of Post Effective Amendment No. 3, of which this Prospectus is a part.

                              PLAN OF DISTRIBUTION

     We will sell the Debentures only to those persons who have made or in the future make elections to purchase Debentures pursuant to the Interest Reinvestment Option available under the Debentures they currently own. Because of the contemplated sale of assets and Agway's Chapter 11 Proceedings, the interest payment due January 1, 2003 was paid in cash in order to allow investors who had elected the interest reinvestment option at that time to reconsider their election in light of recent developments discussed in this Prospectus. Whether the interest reinvestment option will be applicable in the future will depend on the outcome of the contemplated sale of assets. As noted above, if the sale of assets to Wells Fargo is consummated we plan to redeem the Debentures in accordance with their terms.

     If you currently own Debentures, you can receive additional copies of this Prospectus by contacting us at:

                   Telmark LLC                PHONE:  1-800-253-6729
                   Securities Department      FAX:    1-315-449-7451
                   P.O. Box 5060              E-MAIL: investmentinfo@telmark.com
                   Syracuse, NY 13220-5060

     You may terminate an Interest Reinvestment Option election at any time. You may purchase Debentures through the Interest Reinvestment Option only if you live in the states listed below:

     o        Connecticut               o        Delaware
     o        Florida                   o        Maine
     o        Maryland                  o        Massachusetts
     o        New York                  o        New Hampshire
     o        New Jersey                o        Ohio
     o        Pennsylvania              o        Rhode Island
     o        Vermont

     All Telmark employees and the employees of Agway who are involved in offering the Debentures have other principal duties in connection with the business of Telmark or Agway, as the case may be, and are not otherwise engaged in the sale of securities.

     We will not employ any sales people to solicit the sales of the Debentures, and we will not pay, nor allow, any commission or discount to be paid or allowed to anyone in connection with their sale. The individual Telmark and Agway employees who participate in the sale of the Debentures may be deemed to be underwriters of this offering within the meaning of that term as defined in
Section 2(11) of the Securities Act of 1933, as amended.

                          DESCRIPTION OF THE DEBENTURES

     We are authorized to issue the Debentures under an Indenture dated as of September 30, 1993, between us and OnBank & Trust Co., as "Trustee." Manufacturers and Traders Trust Company assumed the Trustee responsibilities of OnBank & Trust Co. under an Agreement of Resignation, Appointment and Acceptance by and among OnBank & Trust Co., us, and Manufacturers and Traders Trust Company. Supplemental Indentures between us and Manufacturers and Traders Trust Company were executed as of June 30 and July 1, 1998.

     The following description is a summary of the material provisions of the Indenture. This description does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Debentures. We have filed the Indenture as an exhibit to the registration statement relating to this Prospectus.

     OFFERING OF THE DEBENTURES. The Debentures to be issued under this Prospectus are limited to $1,900,000 aggregate principal amount, which represents the unsold portion of a $20,000,000 offering of Debentures that was previously registered. The Debentures offered hereunder will be issued only in connection with existing or future Interest Reinvestment Option elections. However, the Indenture does not limit the amount of the Debentures or other securities which may be issued by us and we may, in the future, decide to issue Debentures or other securities directly or to the public in addition to issuance under the Interest Reinvestment Option. As of September 30, 2002, we had $45,137,000 principal amount of Debentures issued and outstanding under the Indenture. The Debentures and any other securities issued and outstanding under the Indenture are referred to as "Outstanding Debentures."

     PRICE AND DENOMINATIONS. We will issue the Debentures at 100% of their principal amount. We will issue the Debentures in registered form in denominations equal to the amount of interest you would have otherwise been paid had you not elected the Interest Reinvestment Option.

     INTEREST. The Debentures will bear interest from their respective Issue Dates at the per annum rate described below on the basis of a 360-day year of twelve 30-day months, notwithstanding the terms of the form of Debenture in the Indenture.

     The interest rates on the Debentures offered pursuant to the Interest Reinvestment Option by this Prospectus are shown on your Debenture certificate and are at an annual rate equal to the greater of:

     o the fixed rate percentage per annum; or
     o a variable "Treasury Bill Rate," as defined below.

     The applicable fixed rate of interest will be determined by reference to page 20, and will be tied to the Maturity Date (as defined below).

     U.S. Treasury bills are issued and traded on a discount basis, the amount of the discount being the difference between their face value at maturity and their sales price.

     o The per annum discount rate on a U.S. Treasury bill is the percentage obtained by dividing the amount of the discount on such U.S. Treasury bill by its face value at maturity and annualizing such percentage on the basis of a 360-day year.
     o The Federal Reserve Board currently publishes such rates weekly in its Statistical Release H.15 (519).
     o Unlike the interest on U.S. Treasury bills, interest on the Debentures will not be exempt from state and local income taxation.

                     DESCRIPTION OF THE DEBENTURES (CONT'D.)

INTEREST (CONT'D.)
     The "Treasury Bill Rate" for each quarterly Interest Payment Date (as defined below) is the arithmetic average of the weekly per annum auction average discount rates at issue date for U.S. Treasury bills with maturities of 26 weeks (which may vary from the market discount rates for the same weeks), as published for each week by the Federal Reserve Board, during the following Interest Determination Periods (as defined below):

     o September 1 to November 30, inclusive, for the January 1 Interest Payment Date;
     o December 1 to February 28, inclusive, for the April 1 Interest Payment Date;
     o March 1 to May 31,  inclusive,  for the July 1 Interest  Payment Date;
     o June 1 to August 31, inclusive,  for the October 1 Interest Payment Date;
       or
     o December 1 to February 28, inclusive, for interest payable on the Maturity Date

For each such period, an "Interest Determination Period," we will round the Treasury Bill Rate to the nearest one hundredth of a percentage point.

     If the Federal Reserve Board does not publish the weekly per annum auction average discount rate for a particular week in an Interest Determination Period for a particular Interest Payment Date or the Maturity Date, as applicable, we will select a publication of such rate by any Federal Reserve Bank or any U.S. Government department or agency to be used in computing the arithmetic average.

     If we determine in good faith that for any reason a Treasury Bill Rate is not so published by any Federal Reserve Bank or any U.S. Government department or agency for a particular week, we will substitute an "Alternate Rate" for the Treasury Bill Rate for that week. The Alternate Rate will be the arithmetic average of the weekly per annum auction average discount rates for those weeks in the relevant Interest Determination Period for which rates are published as described above, if any, and the weekly per annum auction average discount rates or market discount rates or stated interest rates for comparable issue(s) of securities which we have selected, for those weeks in the Interest Determination Period for which no rate is published as described above. We will round the Alternate Rate to the nearest one hundredth of a percentage point.

     We will pay the interest rate stated on the Debenture if we determine in good faith that neither the Treasury Bill Rate nor an Alternate Rate can be computed for the following periods:

     o September 1 to November 30, inclusive, for the January 1 Interest Payment Date,
     o December 1 to February 28, inclusive, for the April 1 Interest Payment Date,
     o March 1 to May 31, inclusive, for the July 1 Interest Payment Date, or
     o June 1 to August 31, inclusive, for the October 1 Interest Payment Date.

     The following chart shows for the periods indicated: (1) the Treasury Bill Rate, (2) the highest per annum discount rate on six month U.S. Treasury bills at one of the 13 auctions during the period used to calculate the "Treasury Bill Rate," and (3) the lowest per annum discount rate on six month U.S. Treasury bills at one of the 13 auctions during the period used to calculate the "Treasury Bill Rate."
                     [CHART WITH ATTACHED FIGURES PLOTTED]

                                   AVERAGE
PAYMENT                           "TREASURY                     HIGH                  LOW
DATE                              BILL RATE"
========================= =============================== =====================  ====================

Jan. - 90                           7.60%                      7.92%                 7.40%
Apr. - 90                           7.57%                      7.77%                 7.30%
Jul. - 90                           7.83%                      8.03%                 7.74%
Oct. - 90                           7.51%                      7.75%                 7.19%
Jan. - 91                           7.18%                      7.36%                 6.96%
Apr. - 91                           6.34%                      6.96%                 5.85%
Jul. - 91                           5.75%                      6.06%                 5.61%
Oct. - 91                           5.63%                      5.79%                 5.23%
Jan. - 92                           5.01%                      5.39%                 4.50%
Apr. - 92                           3.99%                      4.39%                 3.80%
Jul. - 92                           3.97%                      4.27%                 3.71%
Oct. - 92                           3.46%                      3.90%                 3.18%
Jan. - 93                           3.10%                      3.45%                 2.78%
Apr. - 93                           3.23%                      3.46%                 3.06%
Jul. - 93                           3.14%                      3.19%                 2.95%
Oct. - 93                           3.18%                      3.30%                 3.10%
Jan. - 94                           3.16%                      3.30%                 3.02%
Apr. - 94                           3.27%                      3.53%                 3.14%
Jul. - 94                           4.15%                      4.81%                 3.61%
Oct. - 94                           4.75%                      4.99%                 4.53%
Jan. - 95                           5.04%                      5.85%                 4.89%
Apr. - 95                           6.20%                      6.42%                 5.86%
Jul. - 95                           5.82%                      6.00%                 5.65%
Oct. - 95                           5.43%                      5.61%                 5.30%
Jan. - 96                           5.37%                      5.38%                 5.22%
Apr. - 96                           4.99%                      5.25%                 4.71%
Jul. - 96                           5.01%                      5.19%                 4.80%
Oct. - 96                           5.24%                      5.41%                 5.08%
Jan. - 97                           5.17%                      5.38%                 5.07%
Apr. - 97                           5.07%                      5.11%                 4.97%
Jul. - 97                           5.30%                      5.45%                 5.00%
Oct. - 97                           5.16%                      5.26%                 5.05%
Jan. - 98                           5.11%                      5.19%                 4.97%
Apr. - 98                           5.13%                      5.30%                 4.91%
Jul. - 98                           5.08%                      5.17%                 4.99%
Oct. - 98                           5.06%                      5.17%                 4.94%
Jan. - 99                           4.12%                      4.94%                 3.87%
Apr. - 99                           4.41%                      4.53%                 4.28%
Jul. - 99                           4.46%                      4.63%                 4.32%
Oct. - 99                           4.73%                      4.96%                 4.49%
Jan. - 00                           4.99%                      5.22%                 4.81%
Apr. - 00                           5.51%                      5.77%                 5.24%
Jul. - 00                           5.90%                      6.25%                 5.75%
Oct. - 00                           6.03%                      6.15%                 5.92%
Jan. - 01                           6.06%                      6.10%                 5.94%
Apr. - 01                           5.34%                      6.05%                 4.74%
Jul. - 01                           4.10%                      4.77%                 3.62%
Oct. - 01                           3.45%                      3.64%                 3.26%
Jan. - 02                           2.50%                      3.31%                 1.82%
Apr. - 02                           1.80%                      1.96%                 1.58%
Jul. - 02                           1.94%                      2.11%                 1.83%
Oct. - 02                           1.75%                      1.90%                 1.56%

                     DESCRIPTION OF THE DEBENTURES (CONT'D.)

INTEREST (CONT'D.)
     For example, if the Debentures were purchased on January 2, 2003, the fixed interest rate would have been paid. Although the period December 1, 2002 to February 28, 2003, is not complete as of the date of this Prospectus (and the Treasury Bill Rate for the April 1, 2003 Interest Payment Date cannot yet be determined), the average Treasury Bill Rate as of January 2, 2003 was 1.25%.

     The six-month U.S. Treasury Bill Rate has fluctuated widely during the periods shown in the chart. This rate can be expected to fluctuate in the future. If the Treasury Bill Rate exceeds the fixed rate on the Debentures, these fluctuations will cause the interest rate we will pay on the Debentures to exceed the fixed rate. See "Risk Factors - There is no Public Market for the Debentures."

     PAYMENTS OF PRINCIPAL AND INTEREST. Principal amounts of the Debentures will be due and payable, together with interest accrued but unpaid, on the "Maturity Date" for the Debentures with respect to which the Interest Reinvestment Option was made. The Maturity Date for the Debentures offered was reflected in the table on the cover page of the Prospectus under which your Debentures were offered and is stated in your Debenture certificate. We will pay you the interest on the Debentures quarterly on the following dates (each an "Interest Payment Date"):
     o January 1;
     o April 1;
     o July 1;
     o October 1 and
     o on the Maturity Date.

     We will pay you principal and interest on the Debentures at the office of the transfer agent, Agway, in DeWitt, New York.

     You may add additional amounts to the principal of your Debentures if you elect to have quarterly interest payments added to your Debentures by continuing your Interest Reinvestment Option. If you make such an election, we will send you a quarterly statement which will indicate the amounts you added to the principal of the Debenture.

     If an Interest Payment Date, a Redemption Date (as defined below), a Maturity Date or other payment date is not a Business Day, we will pay you on the next Business Day as if made on such Interest Payment Date, Redemption Date, Maturity Date or other payment date. "Business Day" means any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York or commercial banking institutions in New York City are authorized or required by law or executive order to close.

     SUBORDINATION AND COVENANTS. The Debentures are unsecured obligations, and payment is subordinated to our other debt, except debts similarly subordinated. The Indenture does not prevent us from incurring additional debt, including Senior Debt. Also, the Indenture does not restrict us as to the interest rate or other terms of any additional debt which we may incur. In addition to its subordination provisions, the Indenture contains only limited restrictions on highly leveraged transactions, reorganizations, restructuring, mergers or similar transactions involving us, which may adversely affect the holders of the Debentures. We are not limited in our ability to merge into or transfer or lease all or substantially all of our assets to a corporation or other entity as long as:

     o such corporation assumes our obligations under the Debentures and the Indenture, and
     o after the transaction, there exists no event of default under the Indenture.

     As noted above, it is contemplated that Telmark will sell substantially all of its assets to Wells Fargo and use the proceeds from that sale to, among other things, redeem the outstanding Debentures. However, there is no guarantee that the sale will be completed and whether or not the sale is completed, the Debentures are subject to the subordination and covenants described above.

                     DESCRIPTION OF THE DEBENTURES (CONT'D.)

     TRANSFER. There are no restrictions on the transfer of the Debentures. However, there currently is no market for the Debentures and we do not intend to provide or encourage any trading market for the Debentures.

     ISSUE DATE. The "Issue Date" will be set forth on your Debenture certificate and will be no later than the day on which we pay interest on the Debentures you hold. Once a Debenture certificate is issued, we will then forward your certificate to the Trustee for authentication. The Trustee will then forward you the Debenture. Your Debenture certificate will be sent to you approximately 3 weeks after we receive your application.

     If you wish to select or terminate your Interest Reinvestment Options, you may do so by contacting us at the address and telephone number listed under "Plan of Distribution."

     REDEMPTION PROVISIONS. At any time, on not less than 30 days written notice, we may, at our option, redeem all or some of the Debentures at the principal amount, plus accrued but unpaid interest from the last Interest Payment Date to the date fixed for redemption (the "Redemption Date"), at the fixed rate. Should the Debentures be redeemed by lot, all Debentures not redeemed will be accorded equal treatment in any subsequent redemption. As noted above, if the sale of assets to Wells Fargo is completed, Telmark intends to redeem all outstanding Debentures. However, there is no guarantee that the sale will be completed and you should assume that you will be required to hold your Debentures until maturity.

     INTEREST REINVESTMENT OPTION. When you completed an application to purchase your Debentures, you had the opportunity to elect to have all the future interest paid on the Debentures reinvested automatically into the Debentures. Unless you elect to terminate your Interest Reinvestment Option election, we will add the interest due on each Interest Payment Date to the principal amount of the Debenture on which interest was paid. Your interest that is reinvested will earn interest on the increased principal amount on the same basis as your original principal amount. Any interest that you reinvest will be subject to federal and state income tax as if it had been received by you on the date it was reinvested. See "Description of the Interest Reinvestment Option."

         You may revoke your election for future interest payments at any time by providing us with written notice. Your election will be effective on the date we receive it.

     Notwithstanding the above, the interest payment due January 1, 2003 was paid in cash in order to allow you to reconsider your election based on this updated prospectus. If you do wish to confirm your previous election you must do so in writing to the Company.

     SUBORDINATION PROVISIONS. The payment of the principal of and interest on the Debentures is subordinated in right of payment, to the extent required in the Indenture, to the amounts of principal and interest due on "Senior Debt."

     Senior Debt is the principal and interest on our debt for money which we have borrowed from or guaranteed to the following:
     o banks,
     o trust companies,
     o insurance companies, and
     o other financial institutions, including dealers in commercial paper, charitable trusts, pension trusts, and other investing organizations,

unless the instrument creating or evidencing the indebtedness provides that such indebtedness is not superior or is subordinate in right of payment to the Debentures.

                     DESCRIPTION OF THE DEBENTURES (CONT'D.)

SUBORDINATION PROVISIONS (CONT'D.)

     Senior Debt includes all of our interest-bearing debt presently outstanding except indebtedness with respect to our other Outstanding Debentures. As of September 30, 2002, Senior Debt of $534,950,000 was outstanding.

     If we are liquidated or reorganized, we will pay the holders of all Senior Debt in full before we pay you any amount. After we pay the Senior Debt in full, you may be entitled to participate in any distribution of our remaining assets. Due to the subordination of the Outstanding Debentures to the Senior Debt, Senior Debt holders may receive more assets on a percentage basis, and holders of the Outstanding Debentures may receive less assets on a percentage basis, than our other creditors. In the event of a liquidation or reorganization, holders of Outstanding Debentures may receive no assets.

     MODIFICATION OF INDENTURE. The Indenture permits the Trustee and us to make non-material modifications and amendments to the Indenture without your consent. Other modifications and amendments to the Indenture require the written consent of holders of 66-2/3% in aggregate principal amount of Outstanding Debentures. Without this consent, no amendment or modification may:

                  (1) reduce the amount of Outstanding Debenture whose holders are required to amend the Indenture,

                  (2) reduce the interest rate or time for payment of any interest on any Outstanding Debenture,

                  (3) reduce the principal or change the Maturity Date of any Outstanding Debenture,

                  (4) make any changes to the Indenture with respect to the waiver of past defaults thereunder or the rights of holders of Outstanding Debentures to receive payments, or

                  (5) make any changes to the subordination provisions contained in the Indenture.

     COVENANTS. Under the Indenture, we promise to make payments on the Outstanding Debentures and to file all required reports and other documents with the SEC. The Indenture does not restrict our ability to distribute members' equity or require us to maintain any ratios or reserves.

     EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE TO DEBENTURE HOLDERS. We will be in default under the Indenture if any of the following occurs:

                  (1) we fail for a period of 30 days to pay interest upon any of the Outstanding Debentures when due;

                  (2)      we  fail  to  pay   principal   of  the   Outstanding
                           Debentures when due and payable at maturity, upon redemption or otherwise; or

                  (3) we fail to perform any other covenant to which we have committed in the Indenture for a period of 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debentures.

     Within 60 days after the default, the Trustee is required to give the Outstanding Debenture holders notice of all defaults known to the Trustee. However, the Trustee does not have to give notice if we cure the default before the Trustee gives the notice. If we fail to pay the principal of or interest on any of the Outstanding Debentures, the Trustee may withhold notice of our default, as long as the Trustee in good faith determines that withholding the notice is in the interest of the Outstanding Debenture holders.

                     DESCRIPTION OF THE DEBENTURES (CONT'D.)

EVENTS OF DEFAULT AND WITHHOLDING OF NOTICE TO DEBENTURE HOLDERS (CONT'D.)

     When a default occurs, or during the continuation of a default, the Trustee or the holders of 25% in aggregate principal amount of the Outstanding Debentures may declare the principal of all the Outstanding Debentures and the interest accrued but unpaid thereon due and payable. However, the holders of a majority of the aggregate principal amount of the Outstanding Debentures may waive all defaults and rescind such declaration if we cure the default.

     Subject to the provisions of the Indenture covering the Trustee's duties on any default or continuation of default, the Trustee has no obligation to exercise any of its rights or powers at the request, order or direction of any holders of Outstanding Debentures, unless they shall have offered to the Trustee reasonable security or indemnity. Also, subject to such provisions of the Indenture regarding the Trustee's right to reasonable security or indemnity, a majority of the holders of the aggregate principal amount of the Outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee.

     NO GUARANTEE BY AGWAY. Neither Agway nor any of its other subsidiaries has guaranteed the payment of principal of or interest on the Debentures.

     THE TRUSTEE. The Indenture contains certain limitations on the right of the Trustee, as our creditor, to obtain payment of claims in certain cases. It also limits the ability to obtain certain property as security or otherwise in relation to those claims.

     AUTHENTICATION AND DELIVERY. We may authenticate the Debentures and have them delivered to you upon our written order without any further company action.

     SATISFACTION AND DISCHARGE OF INDENTURE. The Indenture may be discharged upon payment or redemption of all Outstanding Debentures or if we deposit sufficient funds with the Trustee to pay off or redeem all the Outstanding Debentures.

     EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS. We are required to provide to the Trustee certificates from our officers stating that we have complied with all promises and conditions under the Indenture.

                 DESCRIPTION OF THE INTEREST REINVESTMENT OPTION

     GENERAL. If you have elected to have all interest paid on your Debentures reinvested automatically, the interest due on each quarterly Interest Payment Date will be added to the principal amount of the Debentures and will earn interest after that date on the same basis as the original principal amount. You may revoke this election for future interest payments at any time providing us with written notice. Your election will be effective on the date it is received by us. Interest reinvested will be subject to federal and state income tax as if it had been received by you on the date it is reinvested.

     Notwithstanding the above, the interest payment due January 1, 2003 was paid in cash in order to allow you to reconsider your election based on this updated prospectus and that Risk Factors in particular contained herein, including those associated with Agway's Chapter 11 Proceedings and the contemplated sale of Telmark's assets to Wells Fargo. If you do wish to confirm your previous election you must do so in writing to the Company.

            DESCRIPTION OF THE INTEREST REINVESTMENT OPTION (CONT'D.)

     RATES  ON  PREVIOUSLY  ISSUED  DEBENTURES.   The  fixed  interest  rate  on
previously issued Outstanding Debentures by us are as follows:

         STATED INTEREST                        MATURITY
              RATE                                 DUE
================================  ====================================
              6.25%                             March 31, 2005
              6.75%                             March 31, 2010
              8.00%                             March 31, 2003
              8.50%                             March 31, 2003
              8.25%                             March 31, 2004
              8.50%                             March 31, 2004
              8.75%                             March 31, 2008
              8.75%                             March 31, 2009
              9.00%                             March 31, 2009

     The holders of any of the Debentures referenced above may elect the Interest Reinvestment Option.

     Interest on these Outstanding Debentures is payable quarterly on January 1, April 1, July 1 and October 1, and on the Maturity Date, at the rate per annum for each quarterly period equal to the greater of the Debentures' fixed rate or the Treasury Bill Rate.

                                  LEGAL MATTERS

     The legality of the Debentures will be passed upon for us by Bond, Schoeneck & King, PLLC, Syracuse, New York.

                                     EXPERTS

     The financial statements of Telmark LLC in this Prospectus for the year ended June 30, 2002, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional office of the Commission at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." You may also access our web site at "http://www.telmark.com."

     We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

                  WHERE YOU CAN FIND MORE INFORMATION (CONT'D.)

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this information. We incorporate by reference the documents listed below:

     o Annual Report on Form 10-K for the year ended June 30, 2002.
     o Quarterly Reports on Form 10-Q filed subsequent to the date of such Annual Report to the Investors.

We will provide you with the Annual Report to Investors containing audited financial statements and quarterly reports on Form 10-Q containing unaudited financial statements. The Annual Report to Investors is included as Exhibit 13 of the Registration Statement of which this Prospectus is a part.

     You may also request a copy of these reports at no cost by writing or telephoning us at the address or telephone number listed above under "Plan of Distribution."

     This Prospectus is part of a larger registration statement we file with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front cover of these documents.

                                   TELMARK LLC


                                   PROSPECTUS

     Until [February 19, 2003,] all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                   TELMARK LLC



                               2002 ANNUAL REPORT
                                  TO INVESTORS

         This Annual Report To Investors contains forward-looking statements that involve certain risks and uncertainties. Actual results could differ materially from those statements. Certain factors that could cause actual results to differ materially from those projected include, but are not limited to, uncertainties of economic, competitive and market decisions and future business decisions, as well as those factors discussed in Telmark's annual report on Form 10-K for the year ended June 30, 2002.

Telmark Investors:

In fiscal year 2002, Telmark had another year of outstanding financial results. The average net investment grew 6 percent to $736 million. Net income increased 17% to $14.3 million; our eighth straight year of increasing earnings. Portfolio quality was again strong with currency over 97%. The allowance for credit losses of $37.1 million was 5% of the portfolio, consistent with the previous year.

Telmark's parent, Agway Inc., voluntarily filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002. This filing did not include Telmark. The Agway credit arrangement includes a pledge of Agway's membership interest in Telmark as collateral.

As previously announced, Agway continues to pursue the sale of Telmark.

On behalf of all Telmark employees, thanks for the confidence you have placed in us.




/s/Daniel J. Edinger
--------------------
Daniel J. Edinger
President
Telmark LLC

                               BUSINESS OF TELMARK

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

We are including the following cautionary statement in this Form 10-K to make applicable and take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by, or on behalf of, Telmark. Where any such forward-looking statement includes a statement of the assumptions or basis underlying such forward-looking statement, we caution that, while we believe such assumptions or basis to be reasonable and make them in good faith, assumed facts or basis almost always vary from actual results, and the differences between assumed facts or basis and actual results can be material, depending upon the circumstances. Certain factors that could cause actual results to differ materially from those projected have been discussed in this report and include the factors set forth below. Other factors that could cause actual results to differ materially include uncertainties of economic, competitive and market decisions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Where, in any forward-looking statement, we, or our management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but we cannot assure you that the statement of expectation or belief will result or be achieved or accomplished. The words "believe," "expect," "intend" and "anticipate" and similar expressions identify forward- looking statements.

Telmark LLC ("Telmark," "we," "our," "us" or "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company that was formed solely to carry on the business of Telmark in limited liability company, rather than corporate, form. We are a direct wholly owned subsidiary of Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States, in terms of revenues, based on a 1999 Co-op 100 Index produced by the National Cooperative Bank. Prior to July 1, 2001, we were a direct wholly owned subsidiary of Agway Holdings Inc. ("AHI"), an indirect subsidiary of Agway. Effective July 1, 2001, Agway simplified its corporate structure by merging AHI into Agway and assuming all assets and liabilities of AHI.

On March 6, 2002, Agway announced its intention to pursue the sale of Telmark to a third party as part of a plan that would have Agway focus on fewer businesses. On May 23, 2002, Agway announced that, after lengthy negotiations, Agway and a potential buyer were unable to reach final agreement on a sale of Telmark. Goldman Sachs & Co. is continuing to assist Agway in exploring strategic alternatives involving Telmark. At this stage, we cannot predict with any certainty when or if any such strategic alternative will be consummated. However, consummation of one or more strategic alternatives could result in a change of control of the Company.

Agway's membership interest in Telmark has been pledged to certain of Agway's lenders in order to secure Agway's obligations to those lenders. Agway, simultaneously with this filing, will announce its intention to voluntarily file petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002. This filing WILL NOT include Telmark LLC. Telmark is separately financed and does not guarantee any debt of Agway Inc. Telmark and Agway have certain business arrangements, including leases which we do not expect to be impacted by this filing. While we have no reason to expect Agway's intended Bankruptcy filing will have a material effect on Telmark, the ultimate impact, if any, on Telmark's business, financial condition, and results of operation cannot be determined at this time. Telmark has had another financially successful year. For more information on the operations of Telmark see Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Telmark is subject to certain informational reporting requirements of the Securities Exchange Act of 1934 and in accordance with those rules, files reports and other information with the Commission. Reports filed with the Commission can be inspected at the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington D.C. 20549 and at the regional office of the Commission at 233 Broadway, New York, New York 10279. Copies of the materials can be obtained from the Commission at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Alternatively, you may access Telmark's reports filed on the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system by going to the Commission's website at www.sec.gov.

Our operations are comprised almost exclusively of direct finance leasing of agricultural related equipment, vehicles and buildings. We also provide retail installment loans to customers on a very limited basis. Our leases offer customers an alternative to directly purchasing or borrowing to purchase as a means of acquiring the use of equipment, vehicles or buildings.

        o        We  brand  our  leasing   service  as Agrilease(R)  and Telease
                 Financial Services(R).
        o We highlight our service-oriented approach in advertisements and product brochures.

We have over 17,000 customers, most of whom are in the dairy, forestry, crops, and transportation industries. We operate throughout the continental United States and Canada. Our customers are primarily farmers and other rural businesses as well as manufacturers and independent dealers who serve the agricultural marketplace. As of June 30, 2002, we had total assets of $741,819 and an average net investment in leases and notes of $736,000 for the year ended June 30, 2002. See Item 8, "Financial Statements".

We compete with finance affiliates of equipment manufacturers, agricultural financial institutions, other independent finance and leasing companies, and commercial banks. Many of these organizations have substantial financial and other resources and consequently are able to compete on a long-term basis within the market segment which we serve.

The sales force are all Telmark employees working under the direction of regional managers. They call on customers and vendors, solicit leads, prepare documentation and close transactions. There are 84 sales representatives located in 33 states. The captive sales force is the primary distribution channel for Telmark's lease finance products.

We use direct mail, advertisements in trade magazines and referrals from equipment retailers and building contractors to solicit customers. Our main competitors are agricultural lenders and other leasing companies. We believe that we compete effectively because of:

        o        our special expertise in agricultural equipment financing;
        o        our close relationship with the farming community;
        o        our focus on service;
        o        our financial strength; and
        o        our credit management.

Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 68% of its leases directly related to production agriculture. However, the portfolio of agricultural leases is diversified into many different kinds of agriculture. As of June 30, 2002, the largest concentration was in crops enterprises which represented 19% of the portfolio, livestock enterprises which represent 17% of the portfolio, dairy enterprises which represented 15% of the portfolio, transportation enterprises which represent 11% of the portfolio, and wood products enterprises which represent 9% of the portfolio. At June 30, 2002, approximately 42% of our net lease investment was in the states of Michigan, New York, Ohio, and Pennsylvania. Adverse developments in any of these areas of concentration could have a corresponding adverse effect on the collectibility of our lease receivables.

We offer a variety of lease financing packages, with varying payment schedules on a monthly, quarterly, semiannual or annual basis, depending on the expected timing of customer cash flows, customer credit quality, and the customer's individual preferences.

With a direct finance lease, our customers have use of the leased property over a specified term for a periodic rental charge: i.e., the lease payment. Customers make lease payments in advance. In most cases, at least two months of the lease payments are collected before the lease starts. We require the advance payment to provide protection in the event of default on the lease.

We offer most of the direct finance leases for a period which is less than our estimate of the useful life of the equipment, vehicle, or the building leased.

        o We typically offer equipment and vehicle leases for a period of 3 to 6 years, and generally not more than 8 years.
        o We typically offer building leases for longer terms than for equipment leases (e.g., 5 to 15 years), generally up to maximum terms of 15 years.

As of June 30, 2002, our outstanding leases had an average original term of approximately 5.8 years and average remaining term of approximately 4.7 years.

Generally, the customer selects the supplier of the equipment or other property to be leased and we are not responsible for its suitability, performance, life, or any other characteristics. Our primary responsibility is to buy the property from the supplier, lease it to the customers, and collect the lease payments. For a large number of our lease contracts, we have agreed to indemnify customers if certain adverse tax consequences arise or are alleged in connection with a lease. While we cannot predict our liability under these indemnification provisions, we believe that our liability is remote and the net effect of any liability would not be material.

Telmark has internal credit approval policies that must be followed prior to entering into any lease transaction. The required procedures vary by kind and size of transaction. We set credit approval limits based on the total amount of leases outstanding with the customer. We assign lease approval authority to members of management depending on position, training, and experience, as well as the type and size of the lease in question. However, Telmark's Board of Directors must approve all lease amounts exceeding $1.5 million. After a Telmark field representative completes a financial application, we conduct a thorough credit approval process.

Telmark retains title to the equipment or building leased. In addition, where appropriate, Telmark obtains a lien on certain other property of the customer as collateral for payments under a lease (e.g. a lien on the real estate owned by the customer as collateral for payments under a building lease). In addition, we often intervene in potential default scenarios and work with the customer to return the lease to current status. We maintain monthly delinquency reports to monitor leases that have been delinquent for over 30 days, as well as non-earning leases. Generally, accounts past due at least 120 days, as well as accounts in foreclosure or bankruptcy, are transferred to non-earning status. The potential losses from non-earning leases are partly offset by our ability to repossess leased property and to foreclose on other property in which we have been granted a security interest. Accounts are generally written off at the earlier of the time they are determined to be uncollectible or when they become one year past due.

Although we retain title to the leased property, our customers are responsible for insurance, repairs, maintenance, service, and property taxes relating to the leased property. In many cases, we pay certain costs (e.g., property taxes) and bill the customer for the appropriate amount. At the expiration of the direct finance lease term, the lessee has an option to:

        o        purchase the leased property,
        o        renew the lease, or
        o        return the leased property to us.

Historically, in most of our lease transactions, the lessee has purchased the leased property or equipment upon termination of the lease at the price we determined to constitute fair market value of the property.

We may not be able to collect lease payments under a variety of circumstances, including:

        o        Bankruptcy of the customer;
        o        Defaults by customer; or
        o        Contract disputes between customers and suppliers.

The ultimate collectibility of amounts due under our leases is directly dependent upon the creditworthiness of our customers, the credit practices we use to evaluate that creditworthiness, and the steps we take to protect our ability to collect amounts due and/or take back the leased property. Although we follow our credit policies and establish reserves for bad debts, there are other factors that could significantly impact a customer's ability to pay and, consequently, affect our lease collection experience and our earnings. Additional factors that might impact our ability to collect lease payments are:

        o        Changes in general economic conditions;
        o Changes in the level of government expenditures on farm programs and other changes in government agricultural programs that adversely affect the level of income of our customers;
        o        Adverse  weather-related  conditions that negatively impact the agricultural productivity and income of customers; and
        o        Oversupply of, or reduced  demand for, agricultural commodities produced by our customers.

We report our financial results in only one segment. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and
Item 8, Financial Statements. We realize net earnings if revenues from our leases exceed our operating expenses and income taxes.

        o "Revenue" from a lease is the sum of all payments due under the lease plus the residual value of the leased property, less the cost of purchasing the leased property.
        o "Operating expenses" include interest expense, provision for credit losses (the dollar amount Telmark sets aside to cover its estimated losses should a customer fail to make required payments under a lease), and selling, general and administrative expenses, including our payroll costs, rent, advertising costs and fees paid for credit checking and legal and accounting services.
         o "Interest expense" is the single largest operating expense of Telmark and is primarily the interest it must pay on the amounts borrowed from banks and other investors to finance the leases it makes to customers.

We lease all of our office space from Agway. We do not own any of the real property we use for office facilities. As of August 29, 2002, Telmark had 226 employees.

As noted above, we are a direct wholly owned subsidiary of Agway. On September 14, 2001, Agway pledged its membership interest in Telmark as additional collateral under an asset-based credit agreement Agway has with certain lenders. In the event Agway defaults on its obligations under this credit agreement, Agway lenders could choose among the remedies available to them, to foreclose on the Telmark membership interest pledged as security, which would result in a change of control of Telmark. Agway has previously disclosed that it has violated certain of the financial covenants in that credit agreement and is likely to violate those covenants in the future. However, it is expected that Agway's credit agreement will be replaced with Debtor-in-Possession financing with its existing lender group pending approval of the Bankruptcy Court. While this new Agway credit agreement continues to include a pledge of Telmark stock as collateral, Agway has indicated to Telmark that it believes the covenants as revised are appropriate to Agway's current circumstances. Foreclosure on the Telmark stock would require a default under the new Agway Debtor-in-Possession facility. While there can be no assurances, the possibility of foreclosure is considered remote. Also as noted above, Agway is currently pursuing strategic alternatives involving Telmark, which could also result in a change of control of Telmark. The impact of a change in control of Telmark cannot be determined at this time and would depend upon the circumstances relating to the change in control and the decisions made by the future owner and certain of the Company lenders and financing sources in connection with a change in control and future operations of the company. See the Liquidity and Capital Resources Section of
Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

 We have three wholly owned subsidiaries:

        o        Telease Financial Services, Ltd.;
        o        Telmark Lease Funding II, LLC; and
        o        Telmark Lease Funding III, LLC.

Telease Financial Services, Ltd. is a Canadian Corporation formed to conduct certain lease transactions with Canadian customers. Telmark Lease Funding II, LLC, and Telmark Lease Funding III, LLC were established solely to enable the lease securitization financings entered into in 1999 and 2000, respectively.

PORTFOLIO MIX
We finance agricultural and related equipment, vehicles and buildings of both a general and specialized nature. As exemplified by the following four schedules, we have a portfolio of leases which are diverse with respect to the type of equipment to which they relate, their dollar amount, the industry involved and their geographic origin. Such diversification helps mitigate adverse circumstances affecting a particular industry, geography or other segments of our business, to the extent that such circumstances do not adversely affect our entire business.

"Leases" in our portfolio are defined by us for the following statistical purposes as amounts due to us by lessees under all of our outstanding leases net of unearned interest and finance charges and excluding leases in process (known as "net investment") and includes deferred origination costs.

As of June 30, 2002, we had approximately $754 million of leases and notes outstanding. We lease equipment which includes milking machines, tractors, combines, feed processing equipment and forestry equipment (e.g., log skidders and log harvesting equipment); vehicles leased include trucks, trailers and fork lifts; and buildings leased include barn structures, silos and greenhouses. The percentage of leases by equipment type has generally remained constant and we do not anticipate significant changes in the types of equipment to be leased. Given the nature of the equipment leased and the generally short-term duration of our leases, we have not been adversely affected by, and do not anticipate being adversely affected by significant technological developments that may affect the value of the equipment leased to customers. The breakdown of leases by equipment type is as follows:

                               SCHEDULE OF LEASES
                                BY EQUIPMENT TYPE
--------------------------------------------------------------------------------
                                  June 30, 2002
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

Equipment Type                                                                 %
--------------                                                              ----
Buildings................................................................... 36%
Farm equipment, machinery and tractors...................................... 30%
Highway vehicles............................................................ 18%
Forestry related equipment..................................................  5%
Construction................................................................  6%
Other 5% or less of total...................................................  5%
                                                                            ----
Total.......................................................................100%
                                                                            ====

We maintain a large customer base which includes over 17,000 customers. The minimum purchase price of equipment which we finance is $1,500. Approximately 40% of our customers hold more than one lease with us. In order to limit its credit exposure to particular customers, our Board of Directors maintains a policy which precludes any one customer from accounting for more than 2.5% of the dollar amount of our outstanding Leases, except for Agway which is allowed up to $33 million (4.4% of net investment). Currently, no customer accounts for more than 1.0% of the dollar amount of our outstanding Leases except for Agway, which accounts for 2.8% of our Leases. Our average lease size at origination is approximately $33,000. The breakdown of leases by size is as follows:

                           SCHEDULE OF LEASES BY SIZE
--------------------------------------------------------------------------------
 Dollar Amounts and Corresponding Percentages are of Leases Entered into During
                            Year Ended June 30, 2002
--------------------------------------------------------------------------------

                                   Dollars
Original Size Transaction       (In Millions)            %
-------------------------     ----------------     -------------
Under $7,500                      $   5.8               2%
$ 7,500 - $24,999                    54.8              22%
$25,000 - $49,999                    59.3              24%
$50,000 - $99,999                    47.2              19%
$100,000 - $249,999                  43.7              17%
$250,000 & Over                      41.6              16%
                              ----------------     -------------
     Total                        $ 252.4             100%
                              ================     =============

The largest industry concentrations are in dairy, crops, forestry, livestock, and transportation. These industries may be impacted differently by various factors including changing economic conditions, technological advances in the equipment and agricultural sector, government regulation and subsidies, and domestic and international consumer demand, among others. Generally, we serve diverse enterprises which helps us keep any single adverse trend from having an adverse effect on the ability of all customers to meet their lease obligations. For example, a long period of low grain prices could reduce the ability of grain farmers to meet their obligations, but the low grain prices would reduce the feed costs paid by dairy farmers, thereby making it easier to meet their lease obligations. The breakdown of leases by industry is as follows:

                               SCHEDULE OF LEASES
                                   BY INDUSTRY
--------------------------------------------------------------------------------
                                  June 30, 2002
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------
Industry                                                                     %
--------                                                                    ----
Crops....................................................................... 20%
Livestock................................................................... 17%
Dairy....................................................................... 15%
Forestry.................................................................... 10%
Transportation.............................................................. 10%
Construction................................................................  7%
Ag Services.................................................................  5%
Other less than 5% of total................................................. 16%
                                                                            ----
      Total.................................................................100%
                                                                            ====

The aforementioned industries are defined as follows: Dairy is the production of milk; it is sold in the raw state to a processor. Forestry is the harvesting and initial processing of forest products. The wood is sold in the form of logs or rough cut lumber. Crops is the production of grain or hay; it is sold in bulk. Livestock is the production of animals. The animals are generally sold live to a processor. Transportation is the movement of products by truck. Products being moved are generally farm input (e.g., fertilizer, feed) items being transported to farms or farm products going to market. Other is the aggregate of all other types of accounts.

At June 30, 2002, leases originated in the states of Michigan, New York, Ohio and Pennsylvania accounted for approximately 42% of the total lease portfolio. Pennsylvania and New York have historically been the most significant in terms of lease activity due to the large number of dairy farms located there. However, our business continues to expand geographically and its concentration of leases in Pennsylvania and New York has been reduced from approximately 68% in 1984 to 25% in 2002. Our continued expansion into new geographic markets mitigates the potential adverse effect on circumstances which may impact these markets such as state and local regulations, local economic conditions, and weather conditions (i.e., floods, drought). For example, if poor growing conditions such as early or late frost, hail, or lack of rain reduce the apple crop in western New York, the orchard enterprises located there could lose part of their normal crop; however, the Michigan orchard enterprises might enjoy higher prices and income because of higher demand for their apples. The geographic distribution of leases is as follows:

                               SCHEDULE OF LEASES
                           BY GEOGRAPHIC DISTRIBUTION
--------------------------------------------------------------------------------
                                  June 30, 2002
--------------------------------------------------------------------------------
        (Percentages are of dollar amounts due under outstanding Leases)
--------------------------------------------------------------------------------

State                                                                         %
-----                                                                       ----
New York.................................................................... 14%
Pennsylvania................................................................ 11%
Ohio........................................................................  9%
Michigan....................................................................  8%
Wisconsin...................................................................  6%
Illinois....................................................................  6%
Virginia....................................................................  5%
Indiana.....................................................................  5%
Maryland....................................................................  4%
Delaware....................................................................  4%
All Others less than 3%..................................................... 29%
                                                                            ----
      Total.................................................................100%
                                                                            ====
CREDIT POLICIES
Potential lessees undergo a thorough credit approval process after our field representative completes a financial application. Our representative is responsible for obtaining the most accurate information possible for a proper application review. Personal observation and meetings with the customer assist our representative in providing a comprehensive evaluation of the lease application.

The credit search usually begins with electronic credit bureau systems such as Experian and local or regional creditors such as banks. For Agway cooperative members, the Agway credit system provides additional information. For contemplated transactions of over $100,000, a county court house search provides records of any existing liens against the lessee. We retain title to the equipment or building leased. In addition, we often obtain a lien on the real estate owned by the farmer or lessee as collateral for payments under a building lease. If a customer defaults on a lease, the real estate lien entitles us to foreclose on the real estate property and take title subject to any and all prior liens on the property. Upon foreclosure, if this collateral is insufficient to cover all existing liens, prior lienholders may receive more than us. Thus, we look first to the lessee's historical and future ability to service its debt and lease payments, and then to the mortgage position of a lease collateralized by real estate.

Credit approvals are made based on the total amount outstanding to the customer. Lending authority is assigned to members of management depending on position, training, and experience. The Board of Directors must approve all applications over $1,500,000.

We maintain monthly delinquency reports which monitor leases that have been delinquent (i.e., payment due has not been made) for over 30 days, and non-earning leases. Generally, accounts past due at least 120 days, as well as accounts in foreclosure or bankruptcy, are transferred to non-earning status. Non-earning accounts cannot become current unless all past due lease payments are paid or the lease is amended. As of June 30, 2002, non-earning leases were 1% of our net investment in leases before allowances for credit losses. The potential losses from non-earning leases are mitigated by our ability to repossess leased property and to foreclose on other property in which we are granted a security interest. See "Business of Telmark - Portfolio Mix." Leases may be amended by us and a lessee to change the terms, remaining amount, and payment schedule for the remaining lease balance. There is generally a fee collected for the amendment. All lease amendments are supported by legal documentation and, as management deems appropriate, a new credit evaluation.

We maintain financial reserves (provision for credit losses) to cover losses in our existing lease portfolio from default or nonpayment. Our allowance for credit losses is based on a periodic review of the collection history of past lessees, current credit practices, an analysis of delinquent accounts and current economic conditions. The provision reflects management's estimates of the inherent credit risk within the portfolio.

RESIDUAL VALUE
We generally estimate the residual value at the end of a lease to be 10% of the purchase price on a piece of new equipment and 15% of the market value at inception for a building. It is not possible to forecast with certainty the value of any equipment upon termination of the lease. The market value of used equipment depends upon, among other things, its physical condition, the supply and demand for equipment of its type and its remaining useful life in relation to the cost of new equipment at the time the lease terminates. We have generally not experienced any losses as a result of the failure to realize estimated residual values on equipment and property lease expirations.

During the past ten years, we have collected slightly over 100% of the net lease receivable for all leases which terminated. The net lease receivable with respect to a lease equals the sum of payments due to us under the lease, the estimated residual value of the leased property at the end of the lease and the net costs incurred by us in entering into the lease, less imputed unearned interest and finance charges with respect to the lease. This residual performance can be attributed to our ability to sell the equipment, vehicle or building to the original lessee at the end of the lease in most transactions. Management believes that obsolescence factors, such as technological sophistication and computerization have only a moderate effect on the farming equipment sector and that agricultural equipment will continue to show strong residual values.

INSURANCE COVERAGE
Under a Telmark lease, the customer assumes the obligation to insure the leased property against claims arising from the customer's use of the leased property. We may be exposed to liability from claims by lessees and third parties including claims due to the customer's use of the property or defects in the property. However, in general, direct finance lessors such as us have not been held liable for such claims. In addition, the leases provide us protection against such liability claims. Under the terms of each lease, we disclaim such liability and the customer agrees to indemnify us for any claim or action arising in connection with the manufacture, selection, purchase, delivery, possession, use, operation, maintenance, leasing, and return of the equipment leased. We require the customer to provide insurance coverage naming us as an additional insured in certain circumstances and we have insurance coverage for most liability claims against us through insurance policies purchased by Agway.

AGRICULTURAL ECONOMY

We are indirectly affected by factors that affect the agricultural economy in which our customers operate. These factors include

        o        governmental agricultural programs,
        o        weather conditions, and
        o supply and demand conditions with respect to agricultural commodities.

These factors may affect the economic vitality of our customers and consequently their decisions to lease equipment or property for their businesses as well as the ability of these customers to make the required payments on their leases.

Government Subsidies. The U.S Congress has in the past considered, and may in the future consider, trade measures which, if passed, could enhance agricultural export potential. Absent such legislation, our customers access to international markets may be adversely impacted.

We are not aware of any newly implemented or pending government policies, other than as discussed above, having a significant impact or which may have a significant impact on our operations.

Weather. Adverse weather conditions can have a varying effect on our customers depending on the region experiencing such conditions. When adverse weather conditions occur in the region served by us, the effect can be negative as was the case in 1992 when many parts of the Northeast, our primary territory, experienced a relatively cold summer and a wet fall. This adversely impacted grape farmers (whose crops never matured and had poorer sugar content), as well as potato, vegetable and grain farmers. However, adverse weather conditions occurring in other regions may be advantageous to our customers. For example, the floods occurring in parts of the Midwest and the droughts which occurred in parts of the West and Southwest in 1993 reduced output in those areas which increased the demand for crops grown by our customers in other parts of the country. Inclement weather can also benefit our food processor customers to the extent that it increases demand for frozen or canned products as opposed to fresh products.

Commodities Demand. Supply and demand conditions with respect to agricultural commodities produced by our customers can be affected by a number of factors. These factors include both national and international economic conditions, local, national and international weather conditions (e.g., the floods in the Midwest discussed above), government policy, and technology changes. The income of our customers is in part determined by the demand for the commodities and the amount of such commodities they produce. Generally, any of the above factors which increase demand may increase the income of our customers to the benefit of us. Conversely, any of the above factors which decrease demand may decrease such income to our detriment.

Historically, our customers have produced products which are marketed within the United States. Domestic demand for these products, in addition to being affected by the availability and demand for competing products, may be affected by the state of the United States economy. However, the economic condition of foreign countries and their demand for the type of products produced by our customers may also influence the demand for products of our customers.

Our customers may also be affected by agreements between the United States and foreign governments, such as the North American Free Trade Agreement and the General Agreement on Tariffs and Trade which may indirectly impact demand for our customers' products. The impact of these agreements on us and our customers is unclear.

MARKETING AND SALES
We use both direct mail and advertising campaigns routed through our parent's publications and other agricultural publications as a means of promoting our leasing products to farmers and other rural businesses that serve the agricultural marketplace. In addition, leasing product brochures are available at many equipment dealer franchises. Advertising and communication efforts for non-Agway businesses are typically targeted towards special market segments such as forestry and trucking via magazines and trade shows.

Much of our business comes from referrals to us by equipment retailers and building contractors of customers wishing to purchase equipment, vehicles or buildings. The retailer or contractor refers the customer to Telmark, where a field representative will complete a credit application and seek credit approval in a day. Upon approval, the retailer or contractor is paid by us for the equipment, vehicles or buildings which are then leased from us by the customer.

FACILITIES
We lease all of the office space we use from Agway. We do not own any of the real property we use for office facilities.

COMPETITION
Our main competitors are agricultural financial institutions and other leasing companies. Many of these organizations have greater financial and other resources than us and as a consequence are able to obtain funds on terms more favorable than those available to us. Our strongest competitors are agricultural financial institutions such as the Banks of the Farm Credit System and their affiliates, federal government sponsored enterprises ("GSEs") which are among the largest agricultural lenders in the nation, and local and regional banks servicing the agricultural sector. These competitors may enjoy a relative advantage in financing their leasing business. Banks of the Farm Credit System as GSEs may be able to raise funds in the public debt market at a lower interest rate than we can. Similarly, commercial banks may be able to raise funds more cheaply than us through their offering of Federal Deposit Insurance Corporation insured deposit accounts.

Other leasing companies competing with us include equipment manufacturers with finance subsidiaries, and independent leasing companies. Finance subsidiaries of equipment manufacturers frequently charge reduced interest rates on equipment leases to stimulate sales of equipment produced by their parent companies. We compete with our competitors by focusing on agricultural equipment financing, service to our customers, and tailoring our portfolio of products to address the specific needs of farmers and other rural businesses which serve the agricultural marketplace.

                             SELECTED FINANCIAL DATA

The following "Selected Financial Data" of Telmark and consolidated subsidiaries have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, whose report for the years ended June 30, 2002, 2001 and 2000 is included in the Annual Report on Form 10-K, and should be read in conjunction with the full consolidated financial statements of Telmark and Notes thereto.

                                                          (Thousands of Dollars Except Ratio Amounts)
                                            ----------------------------------------------------------------------
                                                                       Years Ended June 30,
                                            ----------------------------------------------------------------------
                                                  2002          2001          2000          1999          1998
                                              ------------  ------------  ------------  ------------   -----------
Total revenues...................             $     90,163  $     86,193  $     76,785  $     70,006   $    65,476
Income before income taxes ......             $     24,585  $     21,242  $     20,059  $     18,158   $    15,412
Provision for income taxes ......             $     10,260  $      9,076  $      8,352  $      7,756   $     6,654
Net income ......................             $     14,325  $     12,166  $     11,707  $     10,402   $     8,758
Leases and notes receivable, net.             $    716,798  $    688,878  $    626,538  $    551,071   $   495,626
Total Assets.....................             $    741,819  $    714,596  $    652,483  $    575,987   $   518,316
Senior Debt......................             $    538,839  $    526,898  $    479,932  $    396,101   $   371,677
Debentures.......................             $     44,800  $     38,772  $     37,398  $     37,633   $    34,006
Member's Equity..................             $    128,764  $    124,439  $    112,273  $    105,566   $    95,164
Ratio of earnings to fixed charges (1)                 1.7           1.6           1.6           1.6           1.6
Ratio of Debt to member's equity                       4.5           4.5           4.6           4.1           4.3


(1) For purposes of this ratio, earnings represents operating income before income taxes, interest charges, and rental expense. Fixed charges include interest on all senior and subordinated debt.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                  RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS)

Telmark operates in one reportable segment of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace. Leases and notes outside the United States represent less than one half of 1% of the total assets of Telmark.

2002 COMPARED TO 2001.
----------------------
NET INCOME
Our net income increased by $2,100 (17.2%) from $12,200 in 2001 to $14,300 in 2002.

                                            FY 2002           FY 2001           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Net income                         $14,300           $12,200           2,100            17.2%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases during 2002 as compared to 2001, and overall lower interest rates on the outstanding debt compared to the prior year, all of which was partially offset by an increase in selling, general and administrative expenses and an increase in the provision for credit losses, as discussed below.

TOTAL REVENUES
Total revenues of $90,200 in 2002 increased $4,000 (4.6%) as compared to total revenues of $86,200 in 2001.

                                            FY 2002           FY 2001           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Total revenues                     $90,200           $86,200           4,000            4.6%

The increase in our total revenues this year is mostly due to an increase in our average investment in leases and notes, as compared to the prior year, partly offset by a lower average income rate on the outstanding portfolio. Average net investment in leases and notes for the fiscal year ended June 30, 2002 compared to the prior year is as follows:

                                            FY 2002           FY 2001           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average net investment             $736,000          $691,200          44,800           6.5%

INTEREST EXPENSE
Total interest expense of $33,900 decreased $3,000 (8.1%) as compared to interest expense of $36,900 in 2001.

                                            FY 2002           FY 2001           ($ DECREASE)     (% DECREASE)
                                            -------           -------           ------------     ------------
         Interest expense                   $33,900           $36,900           (3,000)          (8.1%)

The decrease in our interest expense is due to lower average interest rates on the outstanding debt compared to the prior year, which was partially offset by an increase in the average amount of debt required to finance the increase in the amount of net leases and notes.

Average debt for the fiscal year ended June 30, 2002 compared to the prior year is as follows:

                                            FY 2002           FY 2001           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average debt                       $572,300          $544,700          27,600           5.1%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses of $21,700 in 2002 increased by $3,200 (17.3%) compared to expenses of $18,500 in 2001.

                                            FY 2002           FY 2001           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Selling, general
         and administrative expenses        $21,700           $18,500           3,200            17.3%

The increase was primarily the result of higher information services expenses due to costs associated with the implementation of a new lease accounting system, and additional personnel and incentive costs relating to overall profitability, retention of business, and profitability of new business.

PROVISION FOR CREDIT LOSSES
The provision for credit losses of $10,000 in 2002 represents an increase of $500 (5.3%) compared to a provision for credit losses of $9,500 in 2001.

                                            FY 2002           FY 2001           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Provision for Credit Losses        $10,000           $9,500            500              5.3%

This provision for credit losses is based on our analysis of the allowance required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. At June 30, 2002 the allowance for credit losses was $37,100 compared to $35,500 at June 30, 2001. In establishing our allowance for credit losses, no special consideration was given to the credit worthiness of Agway, because we expect that payment on the leases will continue to be made in the ordinary course. A summary of the changes in the allowance for credit losses is as follows:
                                            FY 2002             FY 2001
                                            --------            --------
         Balance, beginning of year         $ 35,500            $ 32,500
         Provision for credit losses          10,000               9,500
         Charge-offs                         (14,800)             (9,900)
         Recoveries                            6,400               3,400
                                            --------            --------
                  Balance, end of year      $ 37,100            $ 35,500
                                            ========            ========
During 2002 and 2001, the total value of non-earning accounts increased from $6,400 in 2001 to $7,400 in 2002 which as a percentage of the lease portfolio increased from 0.9% in 2001 to 1.0% in 2002. Additionally, the average level of current accounts for 2002 was 97.3%, which is slightly below the average level of current accounts during 2001 of 97.4%. Charge-offs net of recoveries were $8,400 in 2002 versus $6,500 for 2001, due in part to a general weakening in the transportation and forestry sectors. The allowance for credit losses is established at a level management believes is sufficient to cover estimated losses in the portfolio.

PROVISION FOR INCOME TAXES
The provision for income taxes of $10,300 in 2002 as compared to $9,100 in 2001 results in an effective tax of 41.7% and 42.7%, respectively. Telmark is currently included in consolidated federal and state tax returns filed by Agway. Under Telmark's tax sharing arrangement with Agway, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis.

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)
2001 COMPARED TO 2000.
----------------------
NET INCOME
Our net income increased by $500 (4.3%) from $11,700 in 2000 to $12,200 in 2001.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Net income                         $12,200           $11,700           500              4.3%

The increase was principally due to increased revenue from a larger outstanding portfolio of leases during 2001 as compared to 2000.

TOTAL REVENUES
Total revenues of $86,200 in 2001 increased $9,400 (12.2%) as compared to total revenues of $76,800 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Total revenues                     $86,200           $76,800           9,400            12.2%

The increase in our total revenues this year is mostly due to an increase in our average investment in leases and notes, as compared to the prior year, partly offset by a lower income rate on new and replacement leases and notes. Average net investment in leases and notes for the fiscal year ended June 30, 2001 compared to the prior year is as follows:

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average net investment             $691,200          $614,400          76,800           12.5%

INTEREST EXPENSE
Total interest expense of $36,900 increased $5,400 (17.1%) as compared to interest expense of $31,500 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Interest expense                   $36,900           $31,500           5,400            17.1%

The increase in our interest expense is due to an increase in the average amount of debt required to finance the increase in the amount of net leases and notes, combined with higher interest rates on new and replacement debt compared to the prior year.

Average debt for the fiscal year ended June 30, 2001 compared to the prior year is as follows:

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Average debt                       $544,700          $473,400          71,300           15.1%

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses of $18,500 in 2001 increased by $1,200 (6.9%) compared to expenses of $17,300 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Selling, general
         and administrative expenses        $18,500           $17,300           1,200            6.9%

The increase was  primarily  the result of  additional  personnel  and incentive
costs   relating  to  overall   profitability,   retention  of   business,   and
profitability of new business.

PROVISION FOR CREDIT LOSSES
The provision for credit losses of $9,500 in 2001 represents an increase of $1,600 (20.2%) compared to a provision for credit losses of $7,900 in 2000.

                                            FY 2001           FY 2000           $ INCREASE       % INCREASE
                                            -------           -------           ----------       ----------
         Provision for Credit Losses        $9,500            $7,900            1,600            20.2%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

PROVISION FOR CREDIT LOSSES (CONTINUED)

This provision for credit losses is based on our analysis of the allowance required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions. At June 30, 2001 the allowance for credit losses was $35,500 compared to $32,500 at June 30, 2000. A summary of the changes in the allowance for credit losses is as follows:

                                            FY 2001             FY 2000
                                            --------            --------
         Balance, beginning of year         $ 32,500            $ 30,000
         Provision for credit losses           9,500               7,900
         Charge-offs                          (9,900)             (9,200)
         Recoveries                            3,400               3,800
                                            --------            --------
                  Balance, end of year      $ 35,500            $ 32,500
                                            ========            ========

During 2001 and 2000, the total value of non-earning accounts increased from $6,000 in 2000 to $6,400 in 2001, which as a percentage of the lease portfolio remained unchanged at 0.9% for both 2000 and 2001. Additionally, the average level of current accounts for 2001 was 97.4%, which is consistent with the average level of current accounts during 2000 of 97.5%. Reserves are established at a level management believes is sufficient to cover estimated losses in the portfolio.

PROVISION FOR INCOME TAXES
The provision for income taxes of $9,100 in 2001 as compared to $8,400 in 2000 results in an effective tax of 42.7% and 41.6%, respectively. Telmark is included in a consolidated federal tax return filed by Agway and through June 30, 2001, the consolidated state tax return of AHI. In Agway's revised corporate structure, Telmark will be included in the consolidated state tax return of Agway. Under Telmark's tax sharing arrangement with Agway, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis.

LIQUIDITY AND CAPITAL RESOURCES
The ongoing availability of adequate financing to maintain the size of our portfolio and to permit lease portfolio growth is key to our continuing profitability and stability. We have principally financed our operations, including the growth of our lease portfolio, through borrowings under our lines of credit, private placements of debt with institutional investors, other term debt, subordinated debentures, lease-backed notes, principal collections on leases and cash provided from operations. Total assets have grown at an average annual rate of 10% over the past five years. Our liability to equity ratio increased from 4.7 in 2001 to 4.8 in 2002.
                                        FY 2002        FY 2001          FY 2000
                                       ---------      ---------        ---------

         CASH IN FLOWS
         Cash flows from operations    $ 26,900       $ 29,700         $ 24,400
         Cash flows from financing       12,000         42,900           59,000
                                       ---------      ---------        ---------
                  Total cash in flows    38,900         72,600           83,400
                                       =========      =========        =========
         CASH OUT FLOWS
         Cash flows from investing      (38,900)       (72,600)         (83,400)
                                       ---------      ---------        ---------

                  Total cash out flows $(38,900)      $(72,600)        $(83,400)
                                       =========      =========        =========

Telmark supports a net lease receivable portfolio of $716,800. We have historically generated and expect to continue to generate ample earnings and cash flow to meet our debt service requirements. Virtually all of the cash flows from operations have historically been invested in growth of the lease portfolio, repayment of debt and dividends to Agway.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

At June 30, 2002, Telmark borrowings under lines of credit, term debt and subordinated debentures consisted of the following:

Lines of credit and revolving loans payable to banks due in varying amounts and dates through
February 13, 2006, with interest ranging from 2.53% to 7.47%.......................................$379,263

Unsecured notes payable to insurance companies due in varying amounts and dates through
December 1, 2012, with interest ranging from 6.55% to 8.72%........................................ 106,667

Lease-backed notes payable to insurance companies in varying amounts and dates through
December 15, 2008, with interest rates ranging from 6.54% to 9.05%.................................  52,909
                                                                                                   --------

Total borrowings under lines of credit and term debt............................................... 538,839

Subordinated debentures due in varying amounts and dates through March 31, 2010, with interest ranging from 6.25% to 9.00%........................................................................  44,800
                                                                                                   --------
Total debt.........................................................................................$583,639
                                                                                                   ========

LINES OF CREDIT AND REVOLVING LOANS
As of June 30, 2002, Telmark has credit facilities available from banks which allow it to borrow up to an aggregate of $429,300. Uncommitted short-term line of credit agreements permit borrowing up to $54,300 on an unsecured basis with interest paid upon maturity. The lines bear interest at money market variable rates. Committed partially collateralized revolving loan facilities totaling $375,000 permit Telmark to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. The total amount outstanding as of June 30, 2002, under the short-term lines of credit and the revolving term loan facility was $51,263 and $328,000, respectively.

Telmark borrows under its short-term line of credit agreements and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. In addition, in consideration of the potential sale of the business, management made a decision to use short-term debt through a potential closing date instead of pursuing an issuance of additional long-term debt. In May 2002, after lengthy negotiations, Agway and a potential buyer were unable to reach final agreement on a sale of Telmark. Accordingly, Telmark decided to issue additional senior notes to insurance companies. On August 1, 2002, Telmark issued $100,000 of unsecured senior notes to insurance companies. Proceeds of these notes were used to pay down the revolving term loan facility, increasing the availability under the lines of credit and revolving loans discussed above.

Unsecured Notes Payable to Insurance Companies
At June 30, 2002, Telmark had balances outstanding on unsecured senior note private placements totaling $106,677. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual. The note agreements are similar to each other and each contains specific financial covenants. For the year ended June 30, 2002, Telmark has complied with all covenants contained in its borrowing agreements.

Lease-Backed Notes Payable to Insurance Companies
Telmark has issued lease-backed notes, through two wholly owned, fully consolidated, special purpose funding subsidiaries. The total outstanding under Telmark Lease Funding II, LLC and Telmark Lease Funding III, LLC was $13,128 and $39,781, respectively as of June 2002.

Subordinated Debentures
In anticipation of the possible sale of Telmark, effective as of March 6, 2002, Telmark ceased issuing debentures to the public, other than pursuant to the interest reinvestment option of the debentures. Under that option, debenture holders may elect to receive interest on debentures either in cash or in the form of additional principal on the debentures. However, once a debenture reaches maturity, the holder will not be permitted to invest the proceeds in additional debentures.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

On March 6, 2002, Agway, the owner of 100% of the equity of Telmark, announced its intention to pursue the sale of Telmark to a third party as part of a plan that would have Agway focus on fewer businesses. Agway has retained the investment banking firm Goldman, Sachs & Co. to assist in pursuing a sale transaction. The impact, if any, of a change of control of Telmark on its outstanding borrowings cannot be predicted. However, if Agway is successful in finding a buyer for Telmark, a change of control of Telmark and ownership by a new owner might result in changes to the operations and capital structure of Telmark. In particular, a buyer may have different financing needs than Telmark currently has, may have available to it lower-cost financing alternatives than those currently available to Telmark or may be required by our lenders to repay outstanding debt. As a result, a buyer might choose to or be required to replace some or all of Telmark's sources of capital, which could involve redeeming outstanding debentures and repaying outstanding debt in accordance with their terms. Such repayment may involve certain costs in addition to the repayment of principal and interest, such as termination fees or "make whole" payments. See
Note 5 to the Consolidated Financial Statements "Borrowings under lines of Credit and Term Debt."

In addition, Agway's membership interest in Telmark has been pledged to General Electric Capital Corporation, as lender and agent on behalf of a syndicated group of lenders, as additional collateral with respect to certain obligations of Agway. While the terms of the pledge generally do not restrict Telmark's operations, Telmark has acknowledged and agreed to the pledge, has agreed to cooperate with Agway's lenders in respect to their rights under the pledge, and has agreed to refrain from creating any lien or encumbrance with respect to the equity of Telmark subsidiaries. As discussed in Agway's public filings, Agway has violated the financial covenants in its lending agreements on a number of occasions and it is likely that such violations may occur in the future. A foreclosure on the pledge following an event of default would result in a change of control of Telmark, giving Telmark's senior lenders rights to demand repayment of existing outstanding debt and requiring Telmark to find additional funding sources. Depending upon the financial markets and Telmark's financial circumstances at that time, if the senior lenders chose to execute those rights, it could have a material adverse effect on Telmark's results of operations, liquidity and financial position.

Agway simultaneously with this filing, will announce its intention to voluntarily file petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002. This filing WILL NOT include Telmark LLC. Telmark is separately financed, as discussed above, and does not guarantee any debt of Agway Inc. Agway Inc., in connection with its intended petition, has agreed to terms of a $125,000 of Debtor-in-Possession financing with its existing lender group, pending approval of the Bankruptcy Court. While this new Agway credit arrangement continues to include a pledge of Telmark stock as collateral, Agway has indicated to Telmark that it believes the covenants as revised are appropriate to Agway's current circumstances. Foreclosure on Telmark stock would require a default under the new Agway Debtor-in-Possession facility. While there can be no assurances, the possibility of foreclosure is considered remote.

As of June 30, 2002, Telmark had entered into leases with Agway and certain of its subsidiaries representing a net investment of approximately $19,900, which represents Telmark's greatest exposure to a single customer. The inability of Agway or its subsidiaries to pay those leases on time could have a material adverse effect of Telmark's operating results and liquidity. Notwithstanding Agway's intended Bankruptcy filing discussed above, it is expected that these leases will continue to be paid in accordance with their terms. On September 16, 2002, subsequent to Telmark's year end, Agway's Sunflower operation sold and the Telmark lease obligation totaling approximately $3,400 was paid off as part of this transaction.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

OTHER MATTERS

CRITICAL ACCOUNTING POLICIES
Critical accounting policies are those accounting policies that are very important to the portrayal of the Company's financial condition and results which require management's most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes the following to be critical and could result in materially different amounts being reported under different conditions or using different assumptions.

Lease Accounting
   Completed lease contracts, which qualify as direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable, plus the estimated unguaranteed residual value of leased equipment, less the unearned interest and finance charges. Unearned interest and finance charges represent the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Interest and finance charge income is recognized as revenue, by using the interest method over the term of the lease, which for most commercial and agricultural leases is 60 months or less with a maximum of 180 months for buildings. Income recognition is suspended on all leases and notes which become past due greater than 120 days.

   Initial direct costs incurred in consummating a lease are not expensed when the lease is originated. The expense is capitalized and amortized over the life of the lease. This deferral of expenses has the effect of reducing the expense recorded in the period the lease is booked, and increasing the expense recognized over the remaining life of the lease.

Provision for Credit Loss
   The provision for credit losses is based on our analysis of the allowance required to provide for uncollectible receivables. Telmark's allowance for credit losses is based on a periodic review of the collection history of past leases, current credit practices, an analysis of delinquent accounts, and current economic conditions.

   To evaluate the adequacy of the allowance for losses, the Company utilizes certain estimates and assumptions. Management bases these estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances applying different estimates on assumptions could produce materially different results from those reported by the Company. At June 30, 2002 the allowance for credit losses was $37,100 compared to $35,500 at June 30, 2001.

Income Taxes
   Telmark provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision represents the net change in the assets and liabilities for deferred tax. A valuation allowance is established when it is necessary on a separate company basis to reduce deferred tax assets to amounts for which realization is reasonably assumed. Realization of deferred tax assets and payment of deferred tax liabilities are as a result of interaction with Agway Inc. through the tax sharing arrangement. Telmark is currently included in consolidated federal and state tax returns filed by Agway. Under Telmark's tax sharing arrangement, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis and billed to Telmark as appropriate on an interim basis.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (THOUSANDS OF DOLLARS) (CONTINUED)

OTHER MATTERS (CONTINUED)

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) has recently issued a number of Statements of Financial Accounting Standards (SFAS) including:

   o   SFAS No. 141 - "Business Combinations"

   o   SFAS No. 142 - "Goodwill and Other Intangible Assets"

   o   SFAS No. 143 - "Accounting for Asset Retirement Obligations"

   o   SFAS No. 144 - "Accounting  for  Impairment  or  Disposal  of  Long-Lived
       Assets"

   o SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities"

The adoption of these standards are not expected to have an impact on the financial statements of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (THOUSANDS OF DOLLARS)

The following table provides information about Telmark's debt securities and loans that are sensitive to changes in interest rates. The table presents principal cash flows (in 000's) and related weighted average interest rates by contractual maturity dates.

FIXED INTEREST RATE                                                                                Fair Value
LIABILITIES                       2003    2004     2005     2006     2007     Thereafter  Total    6/30/02
                                 -------  -------  -------  -------  -------  ----------  -------- ----------
Short Term Bank
     and Revolving
     Lines of Credit             $204,263 -        -        -        -        -           $204,263 $204,263
Weighted Average
      Interest Rate              2.79%    -        -        -        -        -

Long-Term Debt,
     including current portion   $112,626 79,248   42,279   61,217   16,873   22,333      $334,576 $349,018
Weighted Average
      Interest Rate              6.77%    6.75%    5.49%    6.66%    8.34%    8.52%

Subordinated Debentures,
     including current portion   $ 12,820 16,805   540      -        -        14,635      $ 44,800 $ 46,293
Weighted Average
     Interest Rate               8.43%    8.40%    6.25%    -        -        8.84%

We do not use derivatives or other financial instruments to hedge interest rate risk in our portfolio. We try to limit the effects of changes in interest rates by matching as closely as possible, on an ongoing basis, the maturity and cost of the funds we borrow to finance our leasing activities with the maturity and repricing characteristics of our lease portfolio. However, a rise in interest rates would increase the cost of funds we borrow to finance our lease portfolio, including that portion of the debt which is not precisely matched to the characteristics of the portfolio. Telmark has a formal risk management policy which limits the short-term exposure to an amount which is immaterial to the results of operations or cash flows.

The subordinated debentures' interest rate is at the greater of the quoted rate or a rate based upon an average discount rate for U.S. Government Treasury Bills (T-Bill), with maturities of 26 weeks. Based on the T-Bill rate of 1.78% as of June 30, 2002, as compared to the stated rates of the debentures, which range from 6.25% to 9.00% at June 30, 2002, we believe a reasonably possible near-term change in interest rates and the conversion of debt to a variable rate would not cause material near-term losses in future earnings or cash flows. Finally, for the portion of debt which is not precisely matched as of June 30, 2002, we do not believe that reasonably possible near-term increases in interest rates will result in a material near-term loss in future earnings, fair values, or cash flows of Telmark.

ITEM 8.  FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                 PAGES
                                                                                                                 -----
TELMARK LLC AND CONSOLIDATED SUBSIDIARIES:
         Report of Independent Accountants.......................................................................24

         Consolidated Balance Sheets, June 30, 2002 and 2001.....................................................25

         Consolidated Statements of Income and Member's Equity,
                   for the years ended June 30, 2002, 2001 and 2000..............................................26

         Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000..................27

         Notes to Consolidated Financial Statements..............................................................28

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
 of Telmark LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and member's equity and of cash flows present fairly, in all material respects, the financial position of Telmark LLC and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 in the financial statements, Telmark LLC's parent, Agway Inc., expects to voluntarily file petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002. This bankruptcy filing is not expected to include Telmark LLC. In addition, as further described in Note 1, Agway Inc. is actively pursuing the sale of Telmark LLC.





/s/PricewaterhouseCoopers LLP
-----------------------------
PricewaterhouseCoopers LLP

Syracuse, New York
September 27, 2002

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES

                                 BALANCE SHEETS
                             JUNE 30, 2002 AND 2001
                             (THOUSANDS OF DOLLARS)


                                     ASSETS

                                                          2002             2001
                                                       ------------     ------------
Restricted cash........................................$      6,014     $      8,306
Leases and notes receivable, net.......................     716,798          688,878
Investments............................................      15,784           14,695
Equipment, net.........................................       1,648            1,017
Other assets...........................................       1,575            1,700
                                                       ------------     ------------

      Total Assets.....................................$    741,819      $   714,596
                                                       ============     ============


                         LIABILITIES AND MEMBER'S EQUITY

                                                          2002             2001
                                                       ------------     ------------
Accounts payable.......................................$     10,557     $      6,839
Payable to Agway Inc...................................         674            5,652
Accrued expenses, including interest of
      $5,549 - 2002 and $5,562 - 2001 .................      12,363           10,315
Deferred income taxes..................................       5,822            1,681
Borrowings under short term bank lines of credit.......      51,263           71,138
Borrowings under revolving loan facility...............     328,000          215,500
Notes payable..........................................     159,576          240,260
Subordinated debentures................................      44,800           38,772
                                                       ------------     ------------


      Total Liabilities................................     613,055          590,157

Commitments & contingencies............................

Member's equity........................................     128,764          124,439
                                                       ------------     ------------

      Total Liabilities and Member's equity............$    741,819     $    714,596
                                                       ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    STATEMENTS OF INCOME AND MEMBER'S EQUITY
                FISCAL YEARS ENDED JUNE 30, 2002, 2001, AND 2000
                             (THOUSANDS OF DOLLARS)

                                                2002           2001         2000
                                             ---------     ----------    ---------
Revenues:
     Interest and finance charges........    $ 88,378       $ 84,493     $ 75,131
     Service fees and other income.......       1,785          1,700        1,654
                                             ---------     ----------    ---------

         Total revenues..................      90,163         86,193       76,785
                                             ---------     ----------    ---------

Expenses:
     Interest expense....................      33,856         36,941       31,536
     Provision for credit losses.........      10,049          9,461        7,899
     Selling, general and administrative.      21,673         18,549       17,291
                                             ---------     ----------    ---------

         Total expenses..................      65,578         64,951       56,726
                                             ---------     ----------    ---------

         Income before income taxes......      24,585         21,242       20,059

Provision for income taxes...............      10,260          9,076        8,352
                                             ---------     ----------    ---------

         Net income......................      14,325         12,166       11,707

Member's equity, beginning of year.......     124,439        112,273      105,566

Distribution of member's equity..........     (10,000)             0       (5,000)
                                             ---------     ----------    ---------

Member's equity, end of year.............    $128,764      $ 124,439     $112,273
                                             =========     ==========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                FISCAL YEARS ENDED JUNE 30, 2002, 2001, AND 2000
                             (THOUSANDS OF DOLLARS)

INCREASE (DECREASE) IN CASH

                                                   2001          2000          1999
                                                ---------     ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income   ............................. $  14,325     $ 12,166      $ 11,707
     Adjustments to reconcile net income to
       net cash from operating activities:
         Depreciation and amortization.........       249          303           386
         Deferred taxes........................     4,141        1,642         5,481
         Provision for credit losses...........    10,049        9,461         7,899
         Patronage refund received in stock....    (1,089)      (1,089)         (826)
         Changes in assets and liabilities:
              Other assets.....................       125           53          (408)
              Payables.........................     3,718       (2,827)       2,974
              Income taxes payable to Agway Inc.   (6,675)       7,750        (3,190)
              Accrued expenses.................     2,048        2,254           403
                                                ---------     ----------    ----------
         Net cash flow provided by
              operating activities.............    26,891       29,713        24,426
                                                ---------     ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Leases originated.........................  (252,406)    (271,216)     (272,270)
     Leases repaid.............................   214,437      199,415       188,904
     Purchases of equipment, net...............      (880)        (837)            0
                                                ---------     ----------    ----------
         Net cash flow used
              in investing activities..........   (38,849)     (72,638)      (83,366)
                                                ---------     ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net change in borrowings under
         short term bank and revolving
         lines of credit.......................    63,625       65,462        (3,080)
     Proceeds from revolving loan..............    48,000      120,800       143,100
     Repayment of revolving loan...............   (19,000)    (139,300)      (91,644)
     Proceeds from notes payable...............         0       61,000             0
     Repayment of notes payable................   (42,833)     (33,500)      (24,000)
     Proceeds from lease backed notes..........         0            0        68,100
     Repayment of lease backed notes...........   (37,851)     (27,496)       (8,645)
     Net change in payable to Agway Inc.
         excluding income taxes................     1,697       (2,212)      (19,033)
     Proceeds from sale of debentures..........    13,789        5,888        18,145
     Repayment of debentures...................    (7,761)      (4,514)      (18,380)
     Distribution of member's equity...........   (10,000)      (5,000)            0
     Net change in restricted cash.............     2,292        1,797        (5,623)
                                                ---------     ----------    ----------
         Net cash flow provided by
                financing activities...........    11,958       42,925        58,940
                                                ---------     ----------    ----------

     Net change in cash........................         0            0             0
     Cash at beginning of year.................         0            0             0
                                                ---------     ----------    ----------
     Cash at end of year....................... $       0     $      0      $      0
                                                =========     ==========    ==========
     Cash paid during period for:
         Interest ............................. $  33,869     $ 35,399      $ 30,774
         Income Taxes
         (including amounts paid to Agway Inc.) $  13,980     $   (345)     $  6,202


The accompanying notes are an integral part of the consolidated financial statements.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                             (THOUSANDS OF DOLLARS)
1. SIGNIFICANT ACCOUNTING POLICIES

Operations
      Telmark LLC ("Telmark" or the "Company") was organized in 1964 as Telmark Inc. under the Business Corporation Law of the State of New York. Effective July 1, 1998, Telmark Inc. was merged into Telmark LLC, a Delaware limited liability company that was formed solely to carry on the business of Telmark in limited liability company, rather than corporate form. Telmark is in the business of leasing agricultural related equipment, vehicles, and buildings. Telmark's customers are farmers and other rural businesses as well as manufacturers and independent dealers that serve the agricultural marketplace. Telmark operates throughout the continental United States and Canada. On July 1, 2001, Telmark became a direct wholly owned subsidiary of Agway Inc. ("Agway"), one of the largest agricultural supply and services cooperatives in the United States. Prior to July 1, 2001, Telmark was a direct wholly owned subsidiary of Agway Holdings Inc. ("AHI") an indirect subsidiary of Agway. Effective July 1, 2001, Agway simplified its corporate structure by merging AHI into Agway and assuming all assets and liabilities of AHI.

      On March 6, 2002, Agway announced its intention to pursue the sale of Telmark to a third party as part of a plan that would have Agway focus on fewer businesses. Goldman Sachs & Co. is assisting Agway in exploring strategic alternatives for Telmark.

      Agway's membership interest in Telmark has been pledged to certain of Agway's lenders in order to secure Agway's obligations to those lenders. Agway, simultaneously with this filing, will announce its intention to voluntarily file petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 1, 2002. This filing WILL NOT include Telmark LLC. Telmark is separately financed and does not guarantee any debt of Agway Inc. Agway Inc., in connection with its intended petition, has agreed to terms of a $125,000 of Debtor-in-Possession financing with its existing lender group, pending approval of the Bankruptcy Court. While this new Agway credit arrangement continues to include a pledge of Telmark stock as collateral, Agway has indicated to Telmark that it believes the covenants as revised are appropriate to Agway's current circumstances. Foreclosure on Telmark stock would require a default under the new Agway Debtor-in-Possession facility. While there can be no assurances, the possibility of foreclosure is considered remote.

      Telmark and Agway have certain business arrangements, including leases which we do not expect to be impacted by this filing. While we have no reason to expect Agway's intended Bankruptcy filing will have a material effect on Telmark, the ultimate impact, if any, on Telmark's business, financial condition, and results of operation cannot be determined at this time.

Basis of Consolidation
      The consolidated financial statements include the accounts of all wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Segments
      Telmark operates in one reportable segment of direct finance leasing of agricultural related equipment, vehicles and buildings to farmers or other rural businesses that serve the agricultural marketplace. Leases and notes outside the United States represent less than one half of 1% of the total assets of Telmark.

Reclassifications
      Certain   amounts  in  prior  years'   financial   statements   have  been
reclassified to conform to the current year's consolidated financial statement presentation.

Cash and Equivalents
      Telmark considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash
      Certain cash accounts amounting to $6,014 and $8,306 at June 30, 2002, and 2001, respectively, collateralize lease- backed notes payable. This cash is held in segregated cash accounts pending distribution and is restricted in its use. See Note 5.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Lease Accounting
      Completed lease contracts, which qualify as direct finance leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases," are accounted for by recording on the balance sheet the total future minimum lease payments receivable, plus the estimated unguaranteed residual value of leased equipment, less the unearned interest and finance charges. Unearned interest and finance charges represent the excess of the total future minimum lease payments plus the estimated unguaranteed residual value expected to be realized at the end of the lease term over the cost of the related equipment. Interest and finance charge income is recognized as revenue, by using the interest method over the term of the lease, which for most commercial and agricultural leases is 60 months or less with a maximum of 180 months for buildings. Income recognition is suspended on all leases and notes which become past due greater than 120 days. As of June 30, 2002 and 2001, the recognition of interest income was suspended on leases and notes totaling $7,391 and $6,362, respectively.

      Certain initial direct costs incurred in consummating a lease as defined by SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Costs of Leases" are capitalized and amortized over the life of the lease. This deferral of expenses has the effect of reducing the expense recorded in the period the lease is booked, and increasing the expense recognized over the remaining life of the lease.

       Initial direct costs deferred and amortization expense recognized were as follows for the years ended June 30:

                                                          2002            2001            2000
                                                          ----            ----            ----
           Expenses not recognized this year
           and deferred to later years                    7,126           7,404           7,524

           Expenses from prior years recognized
           this year                                      6,664           5,887           5,643

      Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate to cover losses in the existing portfolio. The net investment in a lease is charged against the allowance for credit losses when determined to be uncollectible, generally within one year of becoming past due.

Investments
      Investments comprise capital stock of a cooperative bank acquired from the bank at par or stated value. This stock is not traded and is historically redeemed on a periodic basis by the bank at cost. By its nature, this stock is held for redemption and is reported at cost. Patronage refunds on this stock are recorded as a reduction of interest expense and totaled $1,785, $1,555, and $1,180 for the years ended June 30, 2002, 2001, and 2000, respectively.

Equipment
      Depreciation is calculated using the straight-line method over the estimated useful lives of the equipment.

Impairment of Long-Lived Assets
      Long-lived assets to be held and used by Telmark are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no charges for impairment for the years ended June 30, 2002, 2001, and 2000.

Advertising Costs
      Advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2002, 2001, and 2000, was $1,143, $1,171, and $1,034,
respectively.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes
      Telmark provides for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes" on a separate company basis. Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision represents the net change in the assets and liabilities for deferred tax. A valuation allowance is established when it is necessary on a separate company basis to reduce deferred tax assets to amounts for which realization is reasonably assumed. Realization of deferred tax assets and payment of deferred tax liabilities are as a result of interaction with Agway Inc. through the tax sharing arrangement.

      Telmark is currently included in consolidated federal and state tax returns filed by Agway. For the period July 1, 1998 through June 30, 2001, for State income tax filing purposes, Telmark is included as a business division of AHI. Effective July 1, 2001, for State income tax filing purposes, Telmark is included as a business of Agway Inc. Under Telmark's tax sharing arrangement with Agway, the provision for income taxes and related credits and carry forwards are calculated on a separate company basis and billed to Telmark as appropriate on an interim basis.

Use of Estimates
      The  preparation  of financial  statements in conformity  with  accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards
The Financial Accounting Standards Board (FASB) has recently issued a number of Statements of Financial Accounting Standards (SFAS) including:

      o    SFAS No. 141 - "Business Combinations"
      o    SFAS No. 142 - "Goodwill and Other Intangible Assets"
      o    SFAS No. 143 - "Accounting for Asset Retirement Obligations"
      o SFAS No. 144 - "Accounting for Impairment or Disposal of Long-Lived Assets"
      o SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities"

The adoption of these standards are not expected to have an impact on the financial statements of the Company.

2. LEASES, NOTES AND ALLOWANCE FOR CREDIT LOSSES

      Leases and notes as of June 30 were as follows:

                                                       2002              2001
                                                   -----------       -----------
      Leases:
         Commercial and agricultural               $  964,233        $  936,162
         Leasing to Agway Inc. and subsidiaries        31,060            30,813
                                                   -----------       -----------
                                                      995,293           966,975
      Retail installment loans                         14,651            17,562
                                                   -----------       -----------
            Total leases and notes                 $1,009,944          $984,537
                                                   ===========       ===========

                                       30

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

2. LEASES, NOTES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)
      Net investment in leases and notes at June 30 are summarized as follows:

                                                       2002              2001
                                                   -----------       -----------
      Leases and notes                             $1,009,944        $  984,537
      Unearned interest and finance charges          (271,576)         (275,228)
      Net deferred origination costs                   15,547            15,085
                                                   -----------       -----------
         Net investment                               753,915           724,394
      Allowance for credit losses                     (37,117)          (35,516)
                                                   -----------       -----------
         Leases and notes receivable, net          $  716,798        $  688,878
                                                   ===========       ===========

Included within the above leases and notes are unguaranteed estimated residual values of leased property approximating $110,400 and $103,700 at June 30, 2002, and 2001, respectively.

   Contractual maturities of leases and notes were as follows at June 30, 2002:

                                                          LEASES
                                            -----------------------------------
                                              COMMERCIAL           TO AGWAY                 RETAIL
                                                  AND              INC. AND               INSTALLMENT
                                             AGRICULTURAL         SUBSIDIARIES               LOANS              TOTAL
                                            -------------         -------------           -----------     --------------
      2003                                  $    254,189          $     4,332             $    4,037      $     262,558
      2004                                       204,337                4,128                  3,145            211,610
      2005                                       157,096                3,904                  1,958            162,958
      2006                                       109,228                3,834                  1,354            114,416
      2007                                        71,021                3,605                    939             75,565
      Thereafter                                 168,362               11,257                  3,218            182,837
                                            -------------         -------------           -----------     --------------
           Leases and notes                      964,233               31,060                 14,651          1,009,944
      Unearned interest and finance charges     (257,221)             (11,139)                (3,216)          (271,576)
      Net deferred origination costs              15,512                   16                     19             15,547
                                            -------------         -------------           -----------     --------------
         Net investment                     $    722,524          $    19,937             $   11,454      $     753,915
                                            =============         =============           ===========     ==============

      On September 16, 2002, in connection with the sale of Agway's Sunflower operation, leases with Agway totaling approximately $3,400 were paid off.

      Changes in the allowance for credit losses for the years ended June 30 were as follows:

                                                                       2002               2001                  2000
                                                                  --------------      -------------       -------------

              Balance, beginning of year                          $   35,516          $   32,536          $    29,978
              Provision for credit losses charged to operations       10,049               9,461                7,899
              Charge-offs                                            (14,829)             (9,851)              (9,179)
              Recoveries                                               6,381               3,370                3,838
                                                                  --------------      -------------       -------------
                  Balance, end of year                            $   37,117          $   35,516   $           32,536
                                                                  ==============      =============       =============

3. EQUIPMENT

   Equipment, at cost, consisted of the following at June 30:

                                                          2002                  2001
                                                     -------------         --------------
      Office and other equipment.................    $      2,457          $      1,757
      Less accumulated depreciation..............            (809)                 (740)
                                                     -------------         --------------
                                                     $      1,648          $      1,017
                                                     =============         ==============

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

4. INCOME TAXES

   The provision for income taxes consists of the following:

                                                   2002               2001                  2000
                                              --------------      -------------       -------------
           Currently payable:
                Federal..................     $       4,336       $      5,569        $      2,427
                State....................             1,783              1,865                 444
           Deferred......................             4,141              1,642               5,481
                                              --------------      -------------       -------------
                                              $      10,260       $      9,076        $      8,352
                                              ==============      =============       =============

Telmark's effective income tax rate on pre-tax income differs from the federal statutory tax rate as follows:

                                                                       2002               2001                  2000
                                                                  --------------      -------------       -------------

                Statutory federal income tax rate                     35.0%              35.0%                 34.0%

                Tax effects of:
                    State taxes, net of federal benefit                6.7                6.2                   6.4
                    Other items                                         -                 1.5                   1.2
                                                                  --------------      -------------       -------------

                Effective income tax rate                             41.7%              42.7%                 41.6%
                                                                  ==============      =============       =============

The components of the net deferred tax asset (liability) as of June 30 were as follows:

                                                               2002                  2001
                                                          -------------         -------------
              Deferred tax assets:
                  Allowance for credit losses....         $     14,646          $     14,046
                  Alternative minimum tax
                     credit carryforward.........                5,944                 5,944
                  Other..........................                  223                   243
                                                          -------------         -------------
                  Total deferred tax assets                     20,813                20,233
                                                          -------------         -------------

              Deferred tax liabilities:
                  Difference between book and
                     tax treatment of leases.....               26,635                21,914
                  Other..........................                    0                     0
                                                          -------------         ------------
                     Total deferred tax liabilities             26,635                21,914
                                                          -------------         -------------
                     Net deferred tax liabilities         $     (5,822)         $     (1,681)
                                                          =============         =============

Based on Telmark's history of taxable earnings and its expectations for the future, management has determined that operating income will more likely than not be sufficient to recognize its deferred tax assets. Under existing federal income tax laws, there is no expiration date on the use of federal alternative minimum tax credits.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT
At June 30, borrowings under lines of credit, term debt
   and subordinated debentures consisted of the following:                              2002              2001
                                                                                  ---------------     ---------------
Lines of credit and revolving loans payable to banks due in
   varying amount and dates through February 13, 2006 with
   interest ranging from 2.53% to 7.47%.................................          $      379,263      $      286,638
Unsecured notes payable to insurance companies due in varying amount and dates through December 1, 2012, with interest
   ranging from 6.55% to 8.72%..........................................                 106,667             149,500
Lease-backed notes payable to insurance companies in varying amounts and dates through December 15, 2008 with interest
   rates ranging from 6.54% to 9.05%....................................                  52,909              90,760
                                                                                  ---------------     ---------------
     Total borrowings under lines of credit and Term Debt...............                 538,839             526,898
Subordinated debentures due in varying amount and dates through
   March 31, 2010, with interest ranging from 6.25% to 9.00%............                  44,800              38,772
                                                                                  ---------------     ---------------
     Total Debt.........................................................          $      583,639      $      565,670
                                                                                  ===============     ===============

Lines of Credit and Revolving Loans
   As of June 30, 2002, Telmark has credit facilities available from banks which allow it to borrow up to an aggregate of $429,300. Uncommitted short-term line of credit agreements permit borrowing up to $54,300 on an unsecured basis with interest paid upon maturity. The lines bear interest at money market variable rates. The amount of short term lines available at June 30,2002 represents a decrease of $35,000 from the amount ($89,300) available at June 30, 2001. This decrease resulted from non-renewal of certain lines of credit for reasons unrelated to the Company's financial condition (e.g. based on the relatively small amount of related business the company does with the relevant bank). A committed $375,000 partially collateralized revolving loan facility permits us to draw short-term funds bearing interest at money market rates or draw long-term debt at rates appropriate for the term of the note drawn. In November 2001, this revolving loan facility was increased from $300,000 to $375,000. The total amount outstanding as of June 30, 2002, under the short-term lines of credit and the revolving term loan facility was $51,263 and $328,000, respectively. The revolving term loan facility of $375,000 is partially collateralized by our investment in a cooperative bank having a book value of $15,784 at June 30, 2002.

   Telmark borrows under its short-term line of credit agreements and its revolving term agreement from time to time to fund its operations. Short-term debt serves as interim financing between the issuances of long-term debt. In addition, in consideration of the potential sale of the business, management made a decision to use short term debt through a potential closing date instead of pursuing an issuance of additional long-term debt. In May 2002, after lengthy negotiations, Agway and a potential buyer were unable to reach final agreement on a sale of Telmark. Accordingly, Telmark decided to issue additional senior notes to insurance companies. On August 1, 2002, Telmark issued $100,000 of unsecured senior notes to insurance companies. Proceeds of these notes were used to pay down the revolving term loan facility, increasing the availability under the lines of credit and revolving loans discussed above.

   Telmark normally renews its lines of credit annually. However, since the previously mentioned announcement of Agway's intention to pursue the sale of Telmark, continuing lenders under the uncommitted short-term lines have shortened their renewal periods to expire in six months or less. Due to uncertainty related to the reported financial condition of Agway Inc., at the request of two banks, Telmark has paid down all amounts outstanding on a $15,000 line, which Telmark expects will not renew in October 2002, and has paid down $2,000 on a $6,000 line, which is scheduled to expire in December 2002. The $300,000 portion of the revolving loan facility is available through December 31, 2002. In September 2002, the bank extended $50,000 of the $75,000 remaining revolving term facility to December 31, 2002. Telmark has financing availability in excess of $86,000 to meet its needs through December 31, 2002.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT (CONT.)

Lines of Credit and Revolving Loans (continued)
   The ongoing availability of adequate financing to maintain the size of its portfolio and to permit lease portfolio growth is key to Telmark's continuing profitability and stability. Telmark has been successful in arranging its past financing needs. Management conducts ongoing discussions and negotiations with existing and potential lenders for future financing needs. Telmark believes that its current financial arrangements are adequate to meet its immediate operating requirements and that its bank support will continue to be adequate to meet its foreseeable needs as Telmark goes through this period of transition in ownership. There can be no assurance, however, that Telmark will be able to obtain future financing in amounts, or on terms, that are favorable to Telmark. Telmark's inability to obtain adequate financing would have a material adverse effect on its operations.

Unsecured Notes Payable to Insurance Companies
   At June 30, 2002, we had balances outstanding on unsecured senior note private placements totaling $106,667. Interest is payable semiannually on each senior note. Principal payments are both semiannual and annual.

   The note agreements are similar to each other and each contains specific financial covenants, the most restrictive of which prohibit:
      (i) tangible net worth, defined as consolidated tangible assets less total liabilities (excluding notes payable to Agway), from being less than an amount equal to or greater than the sum of $85,000, plus 50% of all net income (if a positive number) for all fiscal years ended after January 1, 2000. As of June 30, 2002, the required minimum net worth is $104,000;
      (ii) the ratio of total liabilities less subordinated notes payable to Agway to member's equity plus subordinated notes payable to Agway from exceeding 5.5:1;
      (iii) the ratio of earnings available for fixed charges from being less than 1.25:1,
      (iv) equity distributions and restricted investments (as defined in the rate agreements) made after July 1, 2000 to exceed 50% of consolidated net income for the period beginning on July 1, 2000 through the date of determination, inclusive. As of June 30, 2002, $3,100 of member's equity is free of this restriction; and
      (v) entering into leasing transactions with Agway which exceed 5% of total assets. As of June 30, 2002, $17,200 was free of this restriction. However, under the terms of the revolving loan facility as renewed on July 31, 2002, Telmark has agreed to not enter into any new leasing transactions with Agway.
For the year ended June 30, 2002, Telmark has complied with all covenants contained in its borrowing agreements.

Lease-Backed Notes Payable to Insurance Companies
     Telmark has issued lease-backed notes, through two wholly owned, fully consolidated, special purpose funding subsidiaries as follows:

TELMARK LEASE FUNDING         YEAR ISSUED      ISSUED CLASS A    ISSUED CLASS B      RATE CLASS A    RATE CLASS B
---------------------         -----------      --------------    --------------      ------------    ------------
         II                        1999             44,800            3,600              6.54%           7.61%
         III                       2000             63,000            5,100              7.69%           9.05%

      The notes are collateralized by leases having an aggregate present value of contractual lease payments equal to or greater than the principal balance of the notes, and the notes are further collateralized by the residual values of these leases and by segregated cash accounts. The total outstanding under Telmark Lease Funding II, LLC and Telmark Lease Funding III, LLC was $13,128 and $39,781, respectively, as of June 30, 2002.

Subordinated Debentures
      We have historically offered subordinated debentures to the public. The debentures are unsecured and are subordinate to all our senior debt. The interest on the debentures is payable quarterly on January 1, April 1, July 1, and October 1 and may, at the holder's option, be reinvested. Our subordinated debentures bear interest at a rate that is the greater of the stated rate or a rate based upon an average discount rate for U.S. Government Treasury Bills with a maturity of 26 weeks. As of June 30, 2002, $44,800 of debentures were outstanding. Those debentures are due through March 2010 and bear a weighted average interest rate of 8.40%.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

5. BORROWINGS UNDER LINES OF CREDIT AND TERM DEBT (CONT.)

Subordinated Debentures (continued)
      In anticipation of the possible sale of Telmark, effective as of March 6, 2002, Telmark ceased issuing debentures to the public, other than pursuant to the interest reinvestment option of the debentures. Under that option, debenture holders may elect to receive interest on debentures either in cash or in the form of additional principal on the debentures. However, once a debenture reaches maturity, the holder will not be permitted to invest the proceeds in additional debentures.

Maturities
      The aggregate amounts of notes payable, and subordinated debentures maturing after June 30, 2002, are as follows:

                                        NOTES PAYABLE
                             ---------------------------------           SUBORDINATED
     Year Ending June 30:        BANK          INS. COMPANIES             DEBENTURES             TOTAL
                             -------------    ----------------           -------------     ----------------
     2003                    $     265,263    $         51,626           $      12,820     $       329,709
     2004                           40,000              39,248                  16,805              96,053
     2005                           36,000               6,279                     540              42,819
     2006                           38,000              23,217                       0              61,217
     2007                                0              16,873                       0              16,873
     Thereafter                          0              22,333                  14,635              36,968
                             -------------    ----------------           -------------     ----------------
                             $     379,263    $        159,576           $      44,800     $       583,639
                             =============    ================           =============     ================

Fair Value
      The carrying amounts and estimated fair values of our significant debt obligations at June 30, were as follows:

                                                     2002                              2001
                                         ---------------------------            -----------------------
                                         CARRYING             FAIR              CARRYING            FAIR
                                          AMOUNT             VALUE               AMOUNT            VALUE
                                         --------           --------            --------          --------
Lines of Credit and Term Debt            $538,839           $553,281            $526,898          $540,391
Subordinated Debentures                    44,800             46,293              38,772            38,772

6.  EMPLOYEE BENEFIT PLANS

Employees of Telmark participate in Agway's employee benefit plans, which include a defined benefit Retirement Plan, a defined contribution 401(K) plan, a medical and dental benefit plan, a postretirement medical plan, and a life and health insurance plan. Total benefit costs under these plans are allocated by Agway to Telmark primarily based on payroll costs. Benefit costs for those plans included in selling, general and administrative expense were approximately $2,000, $1,900, and $1,500 for the periods ended June 30, 2002, 2001, and 2000, respectively.

7.  RELATED PARTY TRANSACTIONS

Payable to Agway Inc.
     The  payable  to  Agway  Inc.  is  principally  any  unpaid  member  equity
distribution   and/or  any  net  income  taxes  payable  and  any   intercompany
administrative or general expense payable.

Inter-Company Transactions
     Inter-company transactions related to leases with Agway, income taxes, and Agway's employee benefit plans are separately disclosed in the financial statements. Other inter-company transactions with Agway for the years ended June 30 are:

   (REVENUE) EXPENSE                                  2002           2001           2000
                                                   ----------     ----------     ----------
   Interest and finance charges..................  $  (2,477)     $ (1,325)      $  (159)
   Administrative and general expense............      1,278         1,199         1,546

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

7.  RELATED PARTY TRANSACTIONS (CONTINUED)

Inter-Company Transactions (continued)
Interest and finance charges are earned on equipment leases to Agway. The administrative and general expense caption described above includes certain shared expenses incurred by Agway on behalf of Telmark, including the corporate insurance program, information services, payroll and benefits administration, accounts payable administration, and facilities management. These expenses were allocated to Telmark based on what management believes is an appropriate methodology.

During the years ended June 30, 2002 and 2000, Telmark declared $10,000 and $5,000 distributions of member's equity, respectively. During the year ended June 30, 2001, there was no distribution of member's equity declared.

8.  COMMITMENTS & CONTINGENCIES

COMMITMENTS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Outstanding commitments to extend lease financing at June 30, 2002 amounted to $14,218.

LEGAL PROCEEDINGS

Telmark is not a party to any litigation or legal proceedings pending, or to the best of its knowledge threatened, which, in the opinion of its management, individually or in the aggregate, would have a material adverse affect on its results of operations, financial position or liquidity.

9.  FINANCIAL INSTRUMENTS

Off Balance-Sheet Risk
     Telmark is a party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit not recognized in the balance sheet. In the event of non-performance by the other party to the financial instrument, Telmark's credit risk is limited to the contractual amount of Telmark's commitment to extend credit. Telmark uses the same credit and collateral policies in making commitments as it does for on-balance sheet instruments.

Credit and Market Risk
     Telmark's business is concentrated in agriculture in the New England, Mid-Atlantic, and Midwest states with approximately 68% of its leases directly related to production agriculture. However, the portfolio of agricultural leases is diversified into many different kinds of agriculture. As of June 30, 2002, the largest concentration is in crops enterprises which represents 19% of the portfolio, dairy enterprises which represents 15% of the portfolio, transportation enterprises which represents 11% of the portfolio, and wood products enterprises which represents 9% of the portfolio. At June 30, 2002, approximately 42% of our net lease investment is in the states of Michigan, New York, Ohio, and Pennsylvania. Adverse developments in any of these areas of concentration could have a corresponding adverse effect on the collectibility of its lease receivables.

                    TELMARK LLC AND CONSOLIDATED SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                             (THOUSANDS OF DOLLARS)

9.  FINANCIAL INSTRUMENTS (CONTINUED)

Credit and Market Risk (continued)
The ultimate collectibility of amounts due under our leases is directly dependent upon the creditworthiness of our customers, the credit practices we use to evaluate that creditworthiness, and the steps we take to protect our ability to collect amounts due and/or take back the leased property. Although we follow our credit policies and establish reserves for bad debts, there are other factors that could significantly impact a customer's ability to pay and consequently, affect our lease collection experience and our earnings. Additional factors that might impact our ability to collect lease payments are:

     o        Changes in general economic conditions;
     o Changes in the level of government expenditures on farm programs and other changes in government agricultural programs that adversely affect the level of income of our customers;
     o Adverse weather-related conditions that negatively impact the agricultural productivity and income of customers; and
     o Oversupply of, or reduced demand for, agricultural commodities produced by our customers.

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                 [TELMARK LOGO]

                           A farmer-owned organization

                           Telmark LLC
                           Securities Department
                           PO Box 5060
                           Syracuse, NY  13220-5060

                           www.telmark.com